FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release 2009 for Companhia Energética de Minas Gerais – CEMIG, Companhia Energética de Minas Gerais – CEMIG

2.	Market Announcement, Reply to BM&F Bovespa Inquiry, Companhia Energética de Minas Gerais – CEMIG, March 16, 2010

3.	Summary of Principal Decisions of the 479th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 16, 2010

4.	Summary of Principal Decisions of the 108th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 16, 2010

5.	Summary of Principal Decisions of the 102nd Meeting of the Board of Directors, Cemig Distribuição S.A., March 16, 2010

6.	Summary of Principal Decisions of the 480th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 19, 2010

7.	Summary of Principal Decisions of the 481st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

8.	Summary of Principal Decisions of the 109th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 23, 2010

9.	Summary of Principal Decisions of the 103rd Meeting of the Board of Directors, Cemig Distribuição S.A., March 23, 2010

10.	Notice to Shareholders of Companhia Energética de Minas Gerais – CEMIG, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

11.	Notice to Shareholders of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A., March 23, 2010

12.	Notice to Shareholders of Cemig Distribuição S.A., Cemig Distribuição S.A., March 23, 2010

13.	Material Announcement, Option Contract for Sale of the Share Units of Luce Investment Fund, Companhia Energética de Minas Gerais – CEMIG, March 24, 2010

14.

Market Announcement, Explanation on the Percentage of the Capital of Light S.A. that Cemig Will Be Acquiring If the Sales Option is Exercised, Companhia Energética de Minas Gerais – CEMIG, March 24, 2010

15.	Material Announcement, Completion of Light Share Purchase Transaction, Companhia Energética de Minas Gerais – CEMIG, March 25, 2010

16.	Material Announcement, Third Amendment to Electricity Distribution Concession Contracts, Companhia Energética de Minas Gerais – CEMIG, March 29, 2010

17.

Convocation and Proposal by the Board of Directors to The Ordinary and Extraordinary General Meeting of Stockholders to be held on April 29, 2010, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: April 2, 2010

1.                                                                                       Earnings Release 2009 for Companhia Energética de Minas Gerais – CEMIG, Companhia Energética de Minas Gerais – CEMIG

EARNINGS RELEASE

2009

Cemig H

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sergio Alair Barroso, Chairman of Cemig’s Board of Directors, commented on the 2009 results:

“The year 2009 will be remembered as a milestone in Cemig’s history – as the period in which, in spite of an economic context of crisis and uncertainty, the Company maintained its path of growth and of value addition for its shareholders.

The actions taken in 2009 are part of a group of strategies arising from our Long Term Strategic Plan, which establishes the directives guidelines of our growth for the long term.

And this growth is the fruit of the alignment of interests between the shareholders, a solid balance sheet, and a diversified portfolio of businesses that minimizes risks and generates higher incomes, year after year.

With this privileged situation we were able, over the year 2009, to position ourselves as outright leaders in the process of consolidation of the Brazilian electricity sector, with acquisitions exceeding R$ 3.6 billion in value, in the sectors of power generation, transmission and distribution – which are and will continue to be our core businesses.

To maintain our growth path we created unprecedented structures for expansion, which maintain our model of strategic partnerships, with total respect for minority shareholders and with the best corporate governance practices.

Today we can say, with great pride, that Cemig is a unique example of alignment between the State and the private sector and, with 117,000 shareholders in more than 40 countries, it is already a global investment option, with a history of continuous growth, respect for stakeholders and addition of value.”

Cemig’s CEO, Djalma Bastos de Morais, said:

“The exceptional results that Cemig has presented for 2009 reflect the success of the strategy of our Long Term Strategic Plan, which has enabled Cemig to grow sustainably, with robust operational results and strong governance.

In spite of the challenges that it faced, Cemig showed solidity in its fundamentals, and we overcame this crisis with growth, even creating new models for partnerships.

We are consolidating within our expectations the operation of The Terna acquisition, now called Taesa. We also increased our holding in TBE. Therefore we are expanding our activities in electricity transmission, adding more stability and predictability to the Company’s results.

At the end of 2009 we increased our stake in Light, a transaction to be concluded during this year, which is a strategic move that will allow Cemig to increase efficiency and capture synergies.

We emphasize that keeping a balanced portfolio of businesses, allied to our financial discipline and our strategy for sales of electricity, enabled us to mitigate the impact of the cooling of the economy on the Company’s consolidated results.

As well as growing through acquisitions we also continued our expansion through new projects. We inaugurated operation of the Baguari hydroelectric plant, with installed capacity of 140MW.

And in 2009 we also started commercial operation of the 29MW Parajuru Wind Farm, which further increases the percentage of environmentally clean sources in our total generation – a factor which is essential for facing the challenges of the new century, but also one that has been a routine concern in our company, which has been part of the Down Jones Sustainability Index for the last 10 years.

The results now presented are further evidence that we are on the right growth path, leading to increasing earnings and consequently distribution of higher dividends. All these are the fruit of the decisions taken in recent years, which are constantly adding value to our businesses, positioning Cemig as leader in the consolidation of the Brazilian electricity sector.”

Luiz Fernando Rolla, Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, made these comments:

“In 2009 our company continued to present consistent, robust cash flow, as a result of our portfolio of businesses, which maximizes return in the long term with a low level of risk.

Our EBITDA reached the figure of R$ 4 billion, with EBITDA’s margin of 35%, a positive effect of our policy of maintaining high levels of quality in the management of assets, and operational efficiency – the excellence of which is evidenced by our net income, of R$ 1.8 billion in the year.

This level of results reflects the execution of our Long Term Strategic Plan, reflecting the correctness of growth via acquisitions and new projects, overcoming the adverse circumstances of a year characterized by a global economic crisis.

We went through the final stage of our Tariff Review, which reduced the tariffs of our distribution company, sharing with our consumers the gains in efficiency achieved in the previous tariff cycle. This review happened in the context of a scenario of economic slowdown and stress in the international capital markets, which in turn affected the consumption of our industrial clients. With the stability of our generating company revenue’s guaranteed by contracts with minimum take-or-pay of 90%, we helped our corporate clients by rapidly and creatively placing the electricity that they would not need in 2009, and at the same time increasing our earnings for the year through short-term sale contracts in the Regulated Market at R$ 145 per MWh.

We continued to seek greater operational efficiency, which included investment in a voluntary retirement program, which will reduce personnel costs as from the last quarter of 2010. With the results as foreseen by our Strategic Plan now materializing, we went forward in the process of consolidation in the electricity sector, successfully concluding the acquisition of Terna Participações S.A., in a transaction involving a total of approximately R$ 5 billion, including the debt, through the use of an innovative structure – partnership with an Equity Investment Fund, FIP Coliseu, created with one asset already in operation.  Due to the needs of this acquisition, and with a view to keeping Cemig well-positioned in relation to the opportunities that we see in the future, we raised approximately R$ 2.7 billion, while, however, not omitting to take the appropriate care of the structure of our balance sheet, which has just received one of the sector’s best credit ratings from S&P.

Summing up, we can say emphatically that the execution of our Long Term Strategic Plan, preserving the solidity of our balance sheet, with financial discipline and technological excellence – and while maintaining our dividend policy – have expanded our operation to 20 states of Brazil, and to Chile, growing in a balanced and sustainable manner, at all times having in view addition of value for our shareholders.

On the following pages are the highlights of our financials for 2009.”

(Figures are in R$ ‘000, except where otherwise stated)

— 2009 headlines

•	EBITDA:	R$ 4.039 billion

•	Net income:	R$ 1.861 billion

•	Net revenue:	R$ 11.705 billion

•	Cash position:	R$ 4.426 billion

•	Volume sold in 2009:	60,909 GWh

— Economic summary

			R$ million
	2009	2008	Change (%)
Electricity sold, GWh	60,909	59,761	1.92
Gross revenue	17,442	16,487	5.79
Net revenue	11,705	10,890	7.48
EBITDA	4,039	4,099	(1.46)
Net Income	1,861	1,887	(1.38)

— Share price performance

Stock Exchanges (Bovespa, NYSE, Latibex)

	2009	2008	r%
CMIG3	24.40	18.67	30.69
CMIG4	31.60	24.04	31.45
IBOVESPA	68,588	37,550	82.66
IEE (Electric Energy Index)	24,327	15,291	59.09

	2009	2008	r%
CIG.C	13.91	10.25	35.71

CIG	18.06	13.16	37.23

DOW JONES	10,428	8,776	18.82

— Consolidated electricity market

Electricity volume sold

Cemig’s annual volume of electricity sold increased once again in 2009 – to a total of 60,909 GWh: this was 1.92% more than the volume sold in 2008 (59,762 GWh).

Through a successful commercial and trading strategy, the Cemig Group succeeded in re-allocating, in the Regulated Market, excesses of electricity of Free Consumers that became available in the Free Market. This resulted in Cemig’s wholesale supply to other concession holders being 25.57% higher in 2009 than 2008, at 13,860 GWh.

The main sales made by the Group Cemig in the wholesale market were through the Adjustment Auction that took place in the first half of 2009 – when this supply was sold for a price around R$ 145/MWh.

This table gives the breakdown of our sales and the related growth percentages:

	GWh
Electricity sales volume	2009	2008	r%
Residential	9,744	9,011	8.13
Industrial	22,637	26,681	(15.16)
Commercial	6,198	5,886	5.30
Rural	2,221	2,308	(3.77)
Other categories	3,636	3,575	1.71
Sub-total: final consumers	44,436	47,461	(6.37)
Own consumption	51	52	1,92
Wholesale supply to other concession holders	13,860	11,037	25.57
Transactions in electricity on the CCEE	2,542	1,212	109.79
Sales under Proinfa program	20	—	—
TOTAL	60,909	59,762	1.92

— Electricity market: Distribution

Cemig D

In spite of the fall in economic activity in its concession area, Cemig D – the group’s distribution company – sold 22,332 GWH to final consumers, 0.3% more than in 2008 (when it sold 22,259 GWh).

The reduction in sales to the industrial customers was basically due to migration by captive consumers to the Free Market, and also a reduction in demand by industrial companies, specifically in metals and mining sectors, which began to show signs of recovery in consumption only in the second half of the year.

However, this reduction in consumption by industrial companies was offset by a robust growth of consumption by the residential and commercial categories, of 8.5% and 5.7% in the year, respectively.

The market is already showing a good outlook for 2010, reflecting expectation of growth in the Brazilian GDP, and consequent recovery in the level of activity in the industrial sector.

Cemig D’s sales by consumer category in 2009 and 2008:

	GWh
Cemig D: sales volume	2009	2008	r%
Residential	7,774	7,164	8.51
Industrial	4,826	5,563	(13.25)
Commercial	4,642	4,391	5.72
Rural	2,208	2,296	(3.8)
Other categories	2,882	2,845	1,30
TOTAL	22,332	22,259	0.33

Breakdown of Cemig D’s 2009 sales volume by consumer category:

This table shows sources and uses of Cemig D’s electricity in 2009:

Cemig D sources and uses of electricity

GWh		2009	2008	Change, %
Total energy carried	(a + b + c)	42,610	45,214	-5.8%
Average volume transported for concession holders	(a)	239	262	-8.8%
Average volume transported for Free Consumers	(b)	14,841	17,282	-14.1%
Own load	c = (d + e)	27,530	27,670	-0.5%
Captive consumer market	(d)	22,332	22,259	0.3%
Losses in our distribution network	(e)	5,198	5,411	-3.9%

— Electricity market: Generation

Cemig GT

For Cemig GT, the fall in sales to final consumers was more than compensated by sales of wholesale supply to concession holders, which were approximately 30.72%higher than in 2008.

With the reallocation of this supply and the success of our commercial strategy, the final result of the year for Cemig GT was an increase in sales of the order of 4% from 2008.

Breakdown of Cemig GT’s sales by consumer category:

	GWh
Sales of Cemig GT	2009	2008	Δ%
Final consumers	16,423	19,561	(16)%
Wholesale supply	15,792	12,081	30.72%
Transactions in the CCEE	2,031	1,173	73.15%
Sales under Proinfa program	20	-	-
TOTAL	34,267	32,817	4.44%

— Revenue from supply of electricity

Cemig’s gross revenue in 2009 was R$17.44 billion, 5.79% higher than the R$16.48 billion recorded in 2008.

Main factors affecting revenue in 2009:

•                  Tariff increase for Cemig Distribuição Company, with average effect on consumer tariffs of 6.21%, starting from April 8th, 2009.

•                  Reduction in Cemig Distribuição Company’s tariff, with an average reduction impact across all consumer tariffs of 12.08%, from April 8th, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in Cemig Distribuição Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 214 million, in 2009.

•                  Increase of 1.92% in the volume of energy invoiced to final consumers (excluding internal consumption).

•                  Average tariff 7.97% higher, at R$ 283.78/MWh in 2009, compared to R$ 262.83/MWh in 2008. The lower average tariff in 2008 mainly reflects the reduction in the tariffs of Cemig Distribuição Company with effect from April 8th, 2008, as a result of the Tariff Review.

Revenue from wholesale electricity sales

Revenue from electricity sold to other concession holders in 2009 was R$ 1.6 billion, compared to R$ 1.0 billion in 2008 – an increase of 61.46%.

This mainly reflects the increase of 25.57% in the volume of electricity sold to other concession holders, and under “bilateral contracts”, through two new contracts made in auctions of electricity to the distributors, for tariffs between R$ 125.00 and R$ 145.77.

Part of the electricity previously sold to industrial consumers was sold in this market, reflecting the reduction in these consumers’ demand as a result of the international recession and its effects on Brazilian industrial output. The volume of electricity sold to other concession holders through “bilateral contracts” was 13,859GWh in 2009, compared to 11,037GWh in 2008.

Revenue from use of the network

This revenue comprises the charge made to Free Consumers on the electricity sold by other agents of the electricity sector. Its reduction in 2009 reflects: (i) the average tariff in 2009 being approximately 3% lower; (ii) a higher volume of electricity bought from sources benefiting from incentives – with reduced TUSD (network use charge), and (iii) a lower volume of transport of electricity to Free Consumers, a result of the effect of the world economic crisis on Brazilian manufacturing output.

This revenue was 3.44%, or R$ 74 million higher in 2009, at R$ 2.2 billion (compared to R$ 2.1 billion in 2008).

TUSD

The revenue of Cemig D and Light from the Tariff for Use of the Distribution System (TUSD) was 14.04% lower, at R$ 1.2 billion, in 2009, than in 2008 (R$ 1.4 billion).

Also included in this line are revenues for (i) use of the National Grid, (ii) use of the connection system, and (iii) the “adjustment portion” arising from the review of the transmission tariff. These were, respectively, R$ 762 million, R$ 132 million and R$ 120 million.

Another item is the extraordinary revenue of R$ 137 million, posted in 2009, for the backdated effect of Cemig GT’s tariff review – for the period from July 1st, 2005 to June 30, 2009.

For more information see Explanatory Note 28 to the Consolidated Financial Statements.

— Net Income

The Cemig Group’s net income for 2009 was at the same level as in 2008: consolidated 2009 net income for the year was R$ 1.8 billion, slightly (1.38%) less than the 2008 profit of R$ 1.8 billion. When adjusted for non-recurring items it shows an increase of 7.4%.

The reduction most prominently reflects the Tariff Review that Cemig D underwent in 2008, with an average reduction of its consumer tariffs by 12.08%, in effect from April 2008 – with its first full-year effect in the result for 2009. This retraction was offset by (i) the increase in the profitability of Cemig GT – which produced net income R$ 323 million higher than in 2008; and also by (ii) the R$ 43 million net income higher than 2008 coming from TBE Company. This chart shows the breakdown of net income by company:

Net Income by company – 2009

— EBITDA

Cemig’s EBITDA in 2009 was 1.46% lower than in 2008. When the comparison is adjusted for non-recurring items, EBITDA in 2009 is 4.64% higher than in 2008.

This table shows EBITDA and net income adjusted for non-recurring items:

IMPACT OF NON-RECURRING ITEMS	2009	2008
Ebitda	4,039	4,099
Non-recurring adjustments (*)
+ Employee retirement program	206	50
- Tariff review of Cemig D – Net revenue	214	-63
+ Tariff review of Cemig D – operational expenses	-21	4

+ Revenue of Transmission – Technical Note 214/2009	-158	-
Adjusted Ebitda	4,280	4,090
Net income	1,861	1,887
Non-recurring adjustments (*)
RME Financial Compensation	-	-55
RME PIS COFINS Provision Reversion	-	-71
+ Employee retirement program	136	33
- Tariff review of Cemig D – Net revenue	141	-42
+ Tariff review of Cemig D – operational expenses	-14	3
+ Revenue of Transmission – Technical Note 214/2009	-104	-
Adjusted Net income	2,020	1,755

(*) The non-recurring adjustments correspond to the company’s interpretation on events which it deems to be extraordinary, not related to current operations.

The main non-recurring effects are:

•                  As a consequence of the publication of the Transmission Tariff Review for Cemig GT, ANEEL set the repositioning of that company’s Annual Permitted Transmission Revenue (RAP) at an increase of 5.35%, backdated to 2005, resulting in recognition of extraordinary revenue of R$ 158 million.

•                  Publication of the final, definitive conclusion of the Tariff Review of Cemig D resulted in a reduction of the costs of the “Reference Company” used by ANEEL to reimburse Cemig D for its controllable costs, with effect backdated to April 2008. The impact of these backdated effects on EBITDA was R$ 193 million.

•                  The expense on the employees’ voluntary retirement program in 2009 also impacted EBITDA in the amount of R$ 206 million.

Cemig GT’s contribution to the group’s cash flow was higher in 2009, at 60% of the total. This reflects both Cemig GT’s sales strategy in the year, and also the impact of Cemig D’s Tariff Review.

This chart shows the breakdown of EBITDA by company:

EBITDA by Company, 2009

— Deductions from operational revenue

The total of Cemig’s deductions from operational revenues in 2009 was R$ 5.7 billion, 4.42% lower than the total deduction of R$ 5.6 billion in 2008. The main variations between the two years are as follows:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 2009 was R$ 493 million, 31.82% more than in 2008 (R$ 374 million). This is a contribution for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an ANEEL Resolution.

This is a non-controllable cost: the amount booked for electricity distribution is passed through in full to the tariff. For the amount related to transmission the Company merely passes through the charge – this part is charged to Free Consumers on the invoice for the use of the grid, and paid on by the Company to Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE in 2009 was R$ 408 million, 4.35% more than in 2008 (R$ 391 million). The payments are specified by an ANEEL Resolution. This too is a non-controllable cost: the amount for electricity distribution is passed through in full to the tariff. For the amount related to transmission the Company merely passes through the charge – this part is charged to Free Consumers on the invoice for the use of the grid, and paid on by the Company to Eletrobrás.

Global Reversion Reserve – RGR

The charge deducted from revenue for the RGR in 2009 was R$ 190 million, compared to R$ 180 million in 2008. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue – hence their variations are substantially the same in percentage terms as the changes in revenue. Note that the taxes applicable to the extraordinary adjustments mentioned above have not been calculated and deducted from revenue in 2009.

— Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses

	2009	2008	Change, %
Non-controllable costs
Electricity bought for resale	3,706	2,960	25.20
Royalties for use of water resources	154	131	17.56
Charges for the use of the basic transmission grid	831	724	14.78
	4,691	3,815	22.96
Controllable costs
Personnel and managers	1,297	1,105	17.38
Post-employment obligations	149	264	(43.56)
Materials	107	105	1.90
Raw materials and inputs for power generation	4	70	(94.29)
Outsourced services	822	676	21.60
Operational provisions	106	206	(48.54)
Gas purchased for resale	167	229	(27.07)
Depreciation and amortization	736	715	2.94
Other expenses, net	323	321	0.62
	3,711	3,691	0.54
	8,402	7,506	11.94

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 8.4 billion in 2009, compared to R$ 7.5 billion in 2008, an increase of 11.94%. This result mainly reflects the increases in: personnel costs, electricity bought for resale, charges for use of the basic transmission grid, and outsourced services; partially offset by a lower cost of post-employment obligations, and lower operational provisions.

The main variations in operational expenses were:

Personnel expenses

Personnel expenses in 2009 totaled R$ 1.297 billion, vs. R$ 1.105 billion in 2008, an increase of 17.38%. This result is mainly due to the salary increases of 4.88% and 7.26% given to employees in November 2008 and 2009, respectively; and also the provision, of R$ 206 million, made in 2009 for the PDV - Voluntary Retirement Program – partially offset by the effect of the number of employees being 6.49% lower in 2009.

There is a breakdown of personnel expenses in Explanatory Note 31 to the Consolidated Financial Statements.

Electricity bought for resale

The expense on electricity bought for resale in 2009 was R$ 3.706 billion, 25.20% higher than the figure of R$ 2.960 billion for 2008. The difference is due to higher purchases of electricity in 2009, related to sales activity.

This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff.

For more information please see Explanatory Note 31 to the Consolidated Financial Statements.

Post-employment obligations

Expenses on post-employment obligations in 2009 were R$ 131 million, compared to R$ 264 million in 2008, a reduction of 50.38%. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary.

The reduction in this expense reflects the reduction in the present value of the obligations recorded, as a result of the increase in the interest rate used to discount these obligations to present value.

Depreciation and amortization

The expense on depreciation and amortization was 2.94% higher, at R$ 736 million, in 2009, than in 2008 (R$ 715 million).

— Financial revenues (expenses)

The company posted net financial expenses of R$ 219 million in 2009, which compares with net financial expenses of R$ 94 million in 2008. The main factors are:

•                  An extraordinary item of financial revenue, of R$ 83 million, in 2008, for financial compensation payable by the shareholders of RME for Cemig’s waiver of exercise of the option to buy the generation assets of Light for a previously agreed amount.

•                  Costs of loans and financings in Brazil were 21.54% lower year-on-year in 2009, due to amortizations in the period, and a lower CDI rate (the main indexor of contracts).

•                  Lower monetary updating on loans and financings, at R$ 9 million in 2009, compared with R$ 92 million in 2008. This is basically due to lower inflation indexes variations in 2009 than in 2008.

•                  Revenue of R$ 108 million recorded in 2008, from the final court decision in favor of Light in an action challenging the application of the PIS and COFINS taxes to financial revenue.

•                  Revenue from net monetary adjustment on regulatory assets (CVA, the Deferred Tariff Adjustment, and the General Agreement for the Electricity Sector) 59.79% lower in 2009 than 2008. In 2009 this revenue was R$ 78 million, compared with R$ 194 million in 2008. The change is mainly because the value of the regulatory assets had been reduced in 2009 – as they were paid off by receipt of the credit amounts in the tariff through clients’ electricity bills.

•                  Net gains on FX variations in 2009, of R$ 98 million, net of the compensatory effects created by financial instruments, compared to a net loss of R$ 91 million in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This principally reflects appreciation of the Real against the US dollar and the Yen in 2009, compared to depreciation in 2008. The dollar and the Yen depreciated against the Real, in 2009, by 25.49% and 27.10%, respectively – while in 2008 they appreciated, respectively, by 31.94% and 62.89%, against the Real.

For a breakdown of financial revenues and expenses, please see Explanatory Note 32 to the financial statements.

— Income tax and Social Contribution tax

In 2009 Cemig’s expenses on income tax and the Social Contribution totaled R$ 911 million, on net income of R$ 3.083 billion before tax effects, a percentage of 29.5%.

Cemig’s expenses in 2008 on income tax and the Social Contribution totaled R$ 914 million on net income of R$ 3.291 billion before tax, a percentage of 27.8%. These effective rates are reconciled with the nominal rates in Explanatory Note 13 to the Consolidated Financial Statements.

— Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. The effective outcomes may differ materially from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5025

CEMIG GT – Tables I to III

TABLE I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Sales to end consumers	467	455	3	527	(11)	1,765	1,934	(9)
Supply + Transactions in the CCEE	459	437	5	295	56	1,792	1,220	47
Revenues from Trans. Network	216	171	26	155	39	852	617	38
Others	12	6	100	6	100	30	29	3
Subtotal	1,154	1,069	8	983	17	4,439	3,800	17
Deductions	(249)	(222)	12	(236)	6	(910)	(863)	5
Net Revenues	905	847	7	747	21	3,529	2,937	20

TABLE II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Personnel/Administrators/Councillors	74	65	14	69	7	309	260	19
Depreciation and Amortization	66	57	16	57	16	236	224	5
Charges for Use of Basic Transmission Network	67	66	2	71	(6)	275	272	1
Contracted Services	63	36	75	45	40	151	114	32
Forluz – Post-Retirement Employee Benefits	7	7	-	12	(42)	29	48	(40)
Materials	6	4	50	6	-	16	17	(6)
Royalties	35	35	-	32	9	140	127	10
Operating Provisions	(17)	-	-	2	-	(16)	1	-
Other Expenses	21	18	17	32	(34)	69	91	(24)
Purchased Energy	32	46	(30)	13	-	149	13	-
Raw material for production	-	-	-	5	(100)	4	70	(94)
Total	354	334	6	344	3	1,362	1,237	10

TABLE III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Net Revenue	905	847	7	747	21	3,529	2,937	20
Operating Expenses	(353)	(334)	6	(344)	3	(1,362)	(1,237)	10
EBIT	552	513	8	403	37	2,167	1,700	27
EBITDA	618	570	8	460	34	2,403	1,924	25
Financial Result	(89)	(55)	62	(65)	37	(236)	(245)	(4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(125)	(133)	(6)	(58)	116	(567)	(383)	48
Employee Participation	(33)	(6)	450	(71)	(54)	(55)	(86)	(36)
Net Income	305	319	513	209	46	1,309	986	33

CEMIG D – Tables I to IV

TABLE I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q06	4,856	4,053	8,909	17.4
2Q06	4,986	4,207	9,193	17.8
3Q06	5,069	4,286	9,355	18.1
4Q06	5,059	4,194	9,253	18.2
1Q07	4,912	4,128	9,040	18.5
2Q07	5,267	4,438	9,705	19.1
3Q07	5,165	4,516	9,681	19.8
4Q07	5,350	4,457	9,807	20.0
1Q08	5,175	4,082	9,257	20.5
2Q08	5,494	4,364	9,858	20.5
3Q08	5,766	4,597	10,363	21.2
4Q08	5,823	4,368	10,191	21.4
1Q09	5,408	3,269	8,677	20.6
2Q09	5,478	3,593	9,071	20.5
3Q09	5,666	3,915	9,581	21.9
4Q09	5,740	4,304	10,043	22.4

1 Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”).

2 Total electricity distributed.

3 Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

TABLE II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Sales to end consumers	2,494	2,394	4	2,047	22	8,981	8,547	5
TUSD	318	307	4	405	(21)	1,163	1,432	(19)
Subtotal	2,812	2,701	4	2,452	15	10,144	9,979	2
Others	52	28	86	-	-	117	45	160
Subtotal	2,864	2,729	5	2,452	17	10,261	10,024	2
Deductions	(1,016)	(968)	5	(934)	9	(3,876)	(3,877)	(0)
Net Revenues	1,848	1,761	5	1,518	22	6,385	6,147	4

TABLE III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	4th Q. 2009	3rd Q. 2008	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Purchased Energy	940	884	6	631	49	3,068	2,416	27
Personnel/Administrators/Councillors	166	180	(8)	196	(15)	859	748	15
Depreciation and Amortization	115	80	44	83	39	357	354	1
Charges for Use of Basic Transmission Network	138	138	-	113	22	531	459	16
Contracted Services	161	115	40	114	41	525	426	23
Forluz – Post-Retirement Employee Benefits	23	23	-	37	(38)	92	149	(38)
Materials	19	22	(14)	23	(17)	81	80	1
Operating Provisions	5	37	(86)	27	(81)	66	89	(26)
Other Expenses	81	41	98	50	62	217	173	25
Total	1,648	1,520	8	1,274	29	5,796	4,894	18

TABLE IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	4th Q. 2009	3rd Q. 2008	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Net Revenue	1,848	1,761	5	1,519	22	6,385	6,147	4
Operating Expenses	(1,649)	(1,521)	8	(1,274)	29	(5,797)	(4,895)	18
EBIT	199	240	(17)	245	(19)	588	1,252	(53)
EBITDA	314	320	(2)	325	(3)	945	1,606	(41)
Financial Result	(36)	43	(184)	7	(614)	(1)	(6)	(83)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(12)	(74)	(84)	6	(300)	(87)	(274)	(68)
Employee Participation	(92)	(19)	384	(215)	(57)	(162)	(263)	(38)
Net Income	59	190	(69)	43	37	338	709	(52)

CEMIG Consolidated – Tables I to XII

TABLE I

Energy Sales (Consolidated)

	4th Q. 2009	3rd Q. 2008	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Residential	2,485	2,391	4	2,279	9	9,744	9,011	8
Industrial	5,886	5,619	5	7,034	(16)	22,637	26,681	(15)
Commercial	1,645	1,456	13	1,539	7	6,198	5,886	5
Rural	566	678	(17)	629	(10)	2,221	2,308	(4)
Others	939	897	5	895	5	3,636	3,575	2
Electricity sold to final consumers	11,521	11,041	4	12,376	(7)	44,436	47,461	(6)
Own Consumption	13	13	3	13	-	51	52	(2)
Supply	4,123	3,463	19	2,618	57	13,860	11,037	26
Transactions on the CCEE	552	726	(24)	209	164	2,562	1,212	111
TOTAL	16,209	15,242	6	15,216	7	60,909	59,762	2

TABLE II

Sales per Company

Cemig Distribution

2009	GWh
Industrial	4,826
Residencial	7,774
Rural	2,208
Commercial	4,642
Others	2,882
Sub total	22,332
Wholesale supply	219
Total	22,551

Cemig GT

2009	GWh
Free Consumers	16,423
Wholesale supply	15,810
Wholesale supply Cemig Group	10,487
Wholesale supply bilateral contracts	3,052
Total	2,271

Independent Generation

2009	GWh
Horizontes	78
Ipatinga	211
Sá Carvalho	493
Barreiro	84
CEMIG PCH S.A	121
Rosal	263
Capim Branco	78
Total	1,945

RME (25%)

2009	GWh
Industrial	464
Residencial	1,969
Commercial	1,518
Rural	12
Others	809
Wholesale supply	1,168
Transactions in the CCEE (PLD)	213
Total	6,153

Cemig Consolidated by Company

2009	GWh	Participação
Cemig Distribution	22,551	37%
Cemig GT	34,264	56%
Wholesale Cemig Group	6,153	10%
Wholesale Light Group	1,945	3%
Independent Generation	(3,666)	-6%
RME	(338)	-1%
Total	60,909	100%

TABLE III

Operating Revenues (consolidated)

Values in million of Reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Sales to end consumers	3,619	3,193	13	3,270	(2)	12,877	12,526	3
TUSD	386	247	56	404	(39)	1,231	1,432	(14)
Effects of the Definitive Tariff Review	66	66	-	-	-	(71)	-	-
Subtotal	4,071	3,506	16	3,674	(5)	14,037	13,958	1
Supply + Transactions in the CCEE	547	403	36	164	146	1,774	1,159	53
Revenues from Trans. Network	259	278	(7)	188	48	1,014	718	41
Gas Supply	73	83	(12)	95	(13)	307	385	(20)
Others	(73)	131	(156)	-	-	310	268	16
Subtotal	4,877	4,401	11	4,121	7	17,442	16,488	6
Deductions	(1,507)	(1,408)	7	(1,366)	3	(5,737)	(5,598)	2
Net Revenues	3,370	2,993	13	2,755	9	11,705	10,890	7

TABLE IV

Operating Expenses (consolidated)

Values in R$ million

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Personnel/Administrators/Councillors	272	278	(2)	282	(4)	1,296	1,105	17
Forluz – Post-Retirement Employee Benefits	43	37	16	77	(44)	149	264	(44)
Materials	28	27	4	32	(13)	107	105	2
Raw material for production	-	-	-	5	(100)	4	70	(94)
Contracted Services	290	170	71	202	44	822	676	22
Purchased Energy	1,177	1,019	16	775	52	3,706	2,960	25
Depreciation and Amortization	219	173	27	173	27	736	715	3
Royalties	39	42	(7)	33	18	154	131	18
Operating Provisions	17	39	(56)	30	(43)	106	206	(49)
Charges for Use of Basic Transmission Network	218	198	10	193	13	831	724	15
Gas Purchased for Resale	38	44	(14)	61	(38)	167	229	(27)
Other Expenses	98	66	48	117	(16)	324	321	1
Total	2,439	2,093	17	1,980	23	8,402	7,506	12

TABLE V

Financial Result Breakdown

Values in millions of reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Financial Revenues	197	190	4	199	-1	882	1094	-19
Income from Investments	89	51	75	92	-3	272	293	-7
Fines on Energy Accounts	30	78	-62	42	-29	169	169	0
CRC Contract/State (interest + monetary variation)	30	-13	-331	35	-14	149	154	-3
Monetary variation	89	0	0	163	-45	91	232	-61
Exchange Rate Variations	-2	29	-107	-9	-78	116	13	792
PASEP/COFINS	-13	-9	44	-12	8	-40	-45	-11
Financial Compensation RME	0	0	0	0	0	0	83	-100
Adjustment to Present Value	1	1	0	-56	-102	2	18	-89
Derivatives	1	0	0	27	-96	1	31	-97
Others	-28	53	-153	-83	-66	122	146	-16
Financial Expenses	-335	-200	68	-328	2	-1101	-1187	-7
Charges on Loans and Financing	-250	-118	112	-231	8	-799	-851	-6
Monetary variation	-12	0	0	-37	-68	-15	-37	-
Exchange Rate Variations	-1	-12	-92	-79	-99	-18	-135	0
Monetary Variation Liabilities - Loans and Financing	-3	1	-400	-18	-83	-9	-92	-90
CPMF	0	0	0	3	-100	0	-4	-100
Provision for Losses from Tariff Recomposition	8	-8	-200	-1	-900	8	-25	-132
Adjustment to Present Value	7	-3	0	131	-95	0	108	-100
Reversal of provision for PIS and Cofins taxes	-8	0	0	-108	0	0	0	0
Losses from Derivatives	-10	-4	150	23	-143	-90	0	0
Other	-66	-56	18	-11	500	-178	-151	18
Financial Result	-138	-10	1280	-129	7	-219	-93	135

TABLE VI

Statement of Results (Consolidated)

Values in millions of reais

	4th Q. 2009	3rd Q. 2009	Chge%	4th Q. 2008	Chge%	2009	2008	Chge%
Net Revenue	3,370	2,993	13	2,754	22	11,705	10,890	7
Operating Expenses	(2,439)	(2,094)	16	(1,980)	23	(8,402)	(7,506)	12
EBIT	931	899	4	774	20	3,303	3,384	(2)
EBITDA	1,150	382	201	947	21	4,039	4,099	(1)
Financial Result	(138)	(10)	1,280	(130)	6	(219)	(94)	133
Provision for Income Taxes, Social Cont & Deferred Income Tax	(189)	(288)	(34)	(60)	215	(911)	(914)	(0)
Employee Participation	(140)	(26)	438	(304)	(54)	(239)	(370)	(35)
Minority Shareholders	(30)	(8)	275	(34)	(12)	(73)	(119)	(39)
Net Income	434	567	(23)	246	76	1,861	1,887	(1)

TABLE VII

Statement of Results (Consolidated) - per Company

Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	2009	2008	2009	2008	2009	2008
Net Revenue	11,705	10,890	6,385	6,147	3,529	2,948
Operating Expenses	(8,402)	(7,506)	(5,797)	(4,895)	(1,363)	(1,248)
EBIT	3,303	3,384	588	1,252	2,166	1,700
EBITDA	4,039	3,171	—	1,606	2,370	1,924
Financial Result	(219)	(94)	(1)	(6)	(235)	(245)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(911)	(914)	(87)	(274)	(567)	(383)
Employee Participation	(239)	(370)	(162)	(263)	-	-
Minority Shareholders	(73)	(119)	-	-	1,309	986
Net Income	1,861	1,887	338	709	1,309	986

TABLE VIII

Related party transactions

Values in millions of reais

	2009	2008
ASSETS	2,159	2,064
Current Assets
Customers and distributors	2	2
Tax Recoverable -
State VAT recoverable	207	165
Noncurrent assets
Accounts receivable from Minas Gerais State Government	1,824	1,801
Tax Recoverable -
VAT recoverable	65	79
Customers and distributors	61	17
LIABILITIES AND SHAREHOLDERS’ EQUITY	1,507	1,534
Current Liabilities
Taxes, fees and charges
VAT - ICMS payable	292	281
Interest on capital and Dividends	217	210
Debentures	37	33
Credit Receivables Fund (FDIC)	951	990
Financing BDMG	10	20

TABLE IX

Share Ownership

Number of shares as of december 30, 2009

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	138,175,720	51	-	-	138,175,720	22
Southern Electric Brasil Part. Ltda.	89,383,266	33	-	-	89,383,266	14
Other:	7,911	0	265,347	0	273,258	0
Local	31,057,986	11	91,192,053	26	122,250,039	20
Foreigners	12,529,360	5	257,765,249	74	270,294,609	44
Total	271,154,243	100	349,222,649	100	620,376,892	100

* Southern Electric Brasil Participações Ltda

TABLE X

BALANCE SHEETS (CONSOLIDATED)

ASSETS

Values in millions of reais

	2009	2008	Chge%
CURRENT ASSETS	9,580	7,677	25
Cash and Cash Equivalents	4,425	2,284	94
Consumers and Distributors	2,197	2,042	8
Consumers – Rate Adjustment	228	329	(31)
Dealership - Energy Transportation	395	463	(15)
Dealers - Transactions on the MAE	46	15	207
Tax Recoverable	894	844	6
Materials and Supplies	35	36	(3)
Prepaid Expenses - CVA	754	779	(3)
Tax Credits	142	189	(25)
Regulatory Assets	46	46	-
Deferred Tariff Adjustment	-	133	-
Regulatory Assets - Transmition Rate Adjustment	84	-	-
Other	334	517	(35)
NONCURRENT ASSETS	19,286	29,372	3
Account Receivable from Minas Gerais State Government	1,824	1,801	1
Consumers – Rate Adjustment	-	219	(100)
Prepaid Expenses - CVA	200	297	(33)
Tax Credits	572	748	(24)
Dealers - Transactions on the MAE	-	4	(100)
Recoverable Taxes	228	272	(16)
Escrow Account re: Lawsuits	628	382	64
Regulatory Assets - Transmition Rate Adjustment	71	90	(21)
Consumers and Distributors	36	-	-
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	127	143	(11)
Investments	26	37	(30)
Property, Plant and Equipment	13,863	12,055	15
Intangible	1,711	616	178
TOTAL ASSETS	28,866	24,341	19

TABLE XI

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

	2009	2008	Chge%
CURRENT LIABILITIES	8,721	5,808	50
Suppliers	852	892	(4)
Taxes payable	617	627	(2)
Loan, Financing and Debentures	4,280	1,279	235
Payroll, related charges and employee participation	452	410	10
Interest on capital and dividends	953	960	(1)
Employee post-retirement benefits	94	83	13
Regulatory charges	324	488	(34)
Other Obligations - Provision for losses on financial instruments	493	580	(15)
Regulatory Liabilities - CVA	656	489	34
NON CURRENT LIABILITIES	9,863	8,839	12
Loan, Financing and Debentures	7,014	6,064	16
Employee post-retirement benefits	1,178	1,397	(16)
Taxes and social charges	602	372	62
Reserve for contingencies	495	662	(25)
Other	346	187	85
Prepaid expenses - CVA	228	157	45
PARTICIPATION IN ASSOCIATE COMPANIES	7	342	(98)
SHAREHOLDERS’ EQUITY	10,275	9,352	10
Registered Capital	3,102	2,482	25
Capital reserves	3,969	3,983	(0)
Income reserves	3,177	2,860	11
Funds for capital increase	27	27	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	28,866	24,341	19

TABLE XII

Cash Flow Statement (consolidated)

Values in million of Reais

	2009	2008
Cash at start of period	2,284	2,066
Cash from operations	3,505	2,967
Net income	1,861	1,887
Depreciation and amortization	736	715
Suppliers	5	(68)
Deferred Tariff Adjustment	133	412
Regulatory Asset - Transmission Tariff Review	(119)	-
Other adjustments	889	21
Financing activity	2,248	(1,396)
Financing obtained and capital increases	4,311	361
Payment of loans and financing	(1,015)	(893)
Interest on Own Capital and Dividends	(937)	(864)
Decrease of minority shareholders’ stakes	(111)	-
Investment activity	(3,611)	(1,353)
Investments	(529)	(90)
Property, Plant and Equipment /Intangible	(3,082)	(1,263)
Cash at the end of period	4,426	2,284

2.                                                                                       Market Announcement, Reply to BM&F Bovespa Inquiry, Companhia Energética de Minas Gerais – CEMIG, March 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

REPLY

TO

BM&F BOVESPA INQUIRY

GAE/CREM-356/10, OF MARCH 15, 2010

Question asked by BM&F BOVESPA

BM&FBovespa requests explanations on the press report in the newspaper Valor Econômico of March 15, 2010, under the headline “Cemig negotiating to buy Spanish transmission company” which states that Cemig is “... at an advanced stage in negotiations to buy 6,000km of transmission lines” from Plena Transmissora, and that “... it is making an offer for the purchase of Ampla, a distribution company that supplies electricity to 50% of the total area of Rio de Janeiro state”.

Reply by CEMIG

Dear Sirs:

In response to your request in BM&F Bovespa Official Letter GAE/CREM-356/1 of March 15, 2010, in respect of the press material referred to, reporting possible negotiations for purchase of the companies Ampla and Plena Transmissora, we inform you that, up to the present date, no related event has taken place that gives rise to disclosure.

Cemig, reflecting its respect for its stockholders and its adherence to best corporate governance practices, reiterates its commitment to the investor market to publish any material information, when it arises, even if in a preliminary form.

We also reiterate the Company’s commitment to the continuous quest for returns and addition of value for its stockholders, present in all our investments, whether acquisitions or new projects.

Belo Horizonte, March 16, 2010.

Yours faithfully,

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.                                                                                       Summary of Principal Decisions of the 479th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 479th meeting, held on March 16, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Technical feasibility study for the purposes of posting of tax credits in accounting records.

2.               Signing of Electricity Distribution Concession Contracts, and respective amendments.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.                                                                                       Summary of Principal Decisions of the 108th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 16, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 108th meeting, held on March 16, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

•                  Technical feasibility study for the purposes of posting of tax credits in accounting records.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                                                                                       Summary of Principal Decisions of the 102nd Meeting of the Board of Directors, Cemig Distribuição S.A., March 16, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 102nd meeting, held on March 16, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Technical feasibility study for the purposes of posting of tax credits in accounting records.

2.               Signing of amendments to the Electricity Distribution Concession Contracts.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.                                                                                       Summary of Principal Decisions of the 480th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 19, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 480th meeting, held on March 19, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•      Signing of contract.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Summary of Principal Decisions of the 481st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 481st meeting, held on March 23, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.     Report of Management and Financial Statements for the year 2009.

2.     Proposal for allocation of the net income for 2009, in the amount of R$ 1,861,403,000.

3.     Orientation of votes by the representative of Cemig in the 2010 Annual General Meetings of Shareholders of Cemig D and Cemig GT.

4.     Proposal for increase of the Registered Capital, and consequent alteration of Clause 4 of the Bylaws.

5.     Proposal for alteration of Clause 1 of the Bylaws, to express the terms of Law 18695/2010.

6.     Calling of Ordinary and Extraordinary General Meetings of Shareholders for April 29, 2010, to deal with the following matters:

–      Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

–      Proposal for allocation of the net income for 2009, in the amount of R$ 1,861,403,000.

–      Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 930,702,000.

–      Authorization, verification and approval of an increase in the Registered Capital from R$ 3,101,884,460.00 to R$ 3,412,072,910.00 with issuance of 62,037,690 new shares, through capitalization of R$ 310,188,450.00, a stock dividend of 10.000000128 per cent consequently being distributed to shareholders, in new shares of the same type as those held, each with nominal value of R$ 5.00.

–      Authorization for the Executive Board:

•      to take measures in relation to the stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with nominal value of R$ 5.00, to be distributed to holders of the shares making up the Registered Capital of R$ 3,101,884,460.00, whose names are in the company’s Nominal Share Registry on the date of this General Meeting of Shareholders;

•      to sell on a securities exchange of the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said stock dividend, and sharing the net proceeds of the sale, proportionately, among the shareholders;

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•      to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•      to pay to the shareholders, proportionately, the result of the sum of the fractions remaining together with the first installment of the dividends for the year 2009.

–      Consequent redrafting of the Head paragraph of Article 4 of the Bylaws, as a result of the above-mentioned increase in the Registered Capital.

–      Alteration of Clause 1 of the Company’s Bylaws, and also of its first Paragraph, as a consequence of Law 18695, of January 5, 2010, which includes development and commercial operation of telecommunications and information systems in the scope of the company’s activities.

–      Change in the composition of the Board of Directors, as a result of a resignation;

–      Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

–      Setting of the remuneration of the Company’s Chief Officers;

–      Authorization for the representative of the Company in the Ordinary General Meeting of shareholders of Cemig Distribuição S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)     Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)    Allocation of the net income for the year 2009, in the amount of R$ 339,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)     Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)    Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

–      Authorization for the representative of the Company in the Ordinary General Meeting of shareholders of Cemig Geração e Transmissão S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)     Examination and debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)    Allocation of the net income for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)     Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)    Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

7.     Signing of amendments to a contract for use of a corporate credit card.

8.     Contracting of vehicle rental services.

9.     Nomination of Chief Officers for the Management of Light S.A. and Light Serviços de Eletricidade S.A.

10.   Nomination of Chief Officers for Management of companies of the Cemig group.

11.   Signing of a contract for consultancy and management services between Cemig GT and Cemig Trading S.A.

8.                                                                                       Summary of Principal Decisions of the 109th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 23, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 109th meeting, held on March 23, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.     Report of Management and Financial Statements for the year 2009.

2.     Proposal for allocation of the net income for 2009, in the amount of R$ 1,309,466,000.

3.     Calling of the Ordinary Annual General Meeting to be held on April 29, 2010.

4.     Signing of amendments to a contract for use of a corporate credit card.

5.     Signing of a contract for consultancy and management services between Cemig GT and Cemig Trading S.A.

6.     Signing of amendments to a contract for vehicle rental services.

7.     Signing of a term of partial assignment and transfer of rights and obligations.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                               Summary of Principal Decisions of the 103rd Meeting of the Board of Directors, Cemig Distribuição S.A., March 23, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 103rd meeting, held on March 23, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Report of Management and Financial Statements for the year 2009.

2.               Proposal for allocation of the net income for 2009, in the amount of R$ 338,226,000.

3.               Calling of the Ordinary Annual General Meeting to be held on April 29, 2010.

4.               Contracting of consumption meter reading services.

5.               Signing of amendments to a contract for use of a corporate credit card.

6.               Signing of amendments to a contract for vehicle rental services.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                         Notice to Shareholders of Companhia Energética de Minas Gerais – CEMIG, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2009, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 23, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (31)3506-5024 Fax (31)3506-5025

11.                                                         Notice to Shareholders of Cemig Geração e Transmissão S.A., Cemig Geração e Transmissão S.A., March 23, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

BRAZILIAN LISTED COMPANY

CNPJ 06.981.176/0001-58

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2009, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 23, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (31)3506-5024 Fax (31)3506-5025

12.                                                         Notice to Shareholders of Cemig Distribuição S.A., Cemig Distribuição S.A., March 23, 2010

CEMIG DISTRIBUIÇÃO S.A.

BRAZILIAN LISTED COMPANY

CNPJ 06.981.180/0001-16

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2009, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 23, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (31)3506-5024- Fax (31)3506-5025

13.                                                         Material Announcement, Option Contract for Sale of the Share Units of Luce Investment Fund, Companhia Energética de Minas Gerais – CEMIG, March 24, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, that:

It has today entered into an option contract for sale of shares and other matters (“the Option”) with ENLIGHTED PARTNERS VENTURE CAPITAL LLC, a limited liability company of Delaware, USA, the object of which is the grant of an option to sell the share units of  LUCE INVESTMENT FUND (“LUCE Fund”), with head office in Newark, DE, United States, which owns 75% (seventy five per cent) of the share units in LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, with headquarters in the City and State of Rio de Janeiro, which in turn is the indirect holder, through LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., of 26,576,149 (twenty six million five hundred seventy six thousand one hundred forty nine) common shares in Light S.A. (“Light”), representing approximately 13.03% of the total and voting capital of Light.

The price of the share units of LUCE Fund, in the event of the Option being exercised, is US$340,455,675.00 (three hundred forty million four hundred fifty five thousand six hundred and seventy five United States Dollars), plus interest equivalent to 11% (eleven per cent) per year from December 1, 2009, and from this amount will be deducted any dividends or Interest on Equity paid or declared by Light as from December 1, 2009 up to the exercise of the Option, in case it happens.

The price of the shares is equivalent to R$ 588,750,000.00 (five hundred and eighty eight million seven hundred and fifty thousand Reais) at the exchange rate of December 1, 2009.

The Option may be exercised at any time in the period from October 1 through October 6, 2010 and its exercise shall create an obligation upon Cemig to acquire or indicate a third party that shall acquire the totality of the share units of LUCE Fund.

Final closing of this transaction is conditional upon certain contractually established requirements being met, and also approval by the National Electricity Agency, Aneel; the Administrative Economic Defense Council, Cade; the Brazilian Development Bank BNDES; and, where necessary, the other financing agents of and debenture holders of Light and its subsidiaries.

Cemig will keep its shareholders and the market opportunely and properly informed on the conclusion of this transaction.

Belo Horizonte, March 24, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                         Market Announcement, Explanation on the Percentage of the Capital of Light S.A. that Cemig Will Be Acquiring If the Sales Option is Exercised, Companhia Energética de Minas Gerais – CEMIG, March 24, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

The following content is available on Cemig’s Investor Relations website, in the Frequently Asked Questions section:

Question:

I request an explanation on the percentage of the capital of Light S.A. that Cemig will be acquiring for the price of US$340,455,675.00, as mentioned in the Material Announcement of March 24, 2010, if the option referred to is exercised.

Answer:

If the sale option is exercised, Cemig will acquire 100% of the share units of LUCE INVESTMENT FUND, which holds 75% (seventy five per cent) of the shares of LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES. The result would be that Cemig would acquire 19,932,112 (nineteen million nine hundred thirty two thousand one hundred twelve) common shares in Light S.A., representing 9.75% (nine point seven five per cent) of its total and voting capital for the price of US$340,455,675.00 (three hundred forty million four hundred fifty five thousand six hundred seventy five United States dollars), from which would be deducted any dividends and Interest on Equity paid or declared by Light S.A. in the period starting on December 1, 2009 up to and including the date of the exercise of the option, if any.

Belo Horizonte, March 24, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                         Material Announcement, Completion of Light Share Purchase Transaction, Companhia Energética de Minas Gerais – CEMIG, March 25, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, that:

As specified in the Share Purchase Agreement signed on December 30, 2009 between Cemig and Andrade Gutierrez Concessões S.A. (“AGC”) (“the Contract”) and reported in the Material Announcements published by Cemig and by AGC on that date, payment was made today for the acquisition by Cemig of 25,494,500 (twenty five million four hundred ninety four thousand five hundred) common shares in Light S.A. (“Light”) owned by AGC, representing 12.50% of the total and voting capital of Light.

The price paid by Cemig for the purchase of the shares was R$ 718,518,134.39 (seven hundred and eighteen million, five hundred eighteen thousand, one hundred thirty four Reais and thirty nine centavos), corresponding to R$ 28.18 (twenty eight Reais and eighteen centavos) per share. This amount is the result of updating of the price stipulated in the Contract by the CDI (Interbank CD) rate, published by Cetip (the Securities Custody and Settlement Center), from December 1, 2009 to today’s date, and deduction of the dividends of R$ 2.12 per share declared by the Annual General Meeting of shareholders of Light completed on March 24, 2010.

As well as the shares for which payment was made today, the Contract provides for acquisition by Cemig, on or before September 21, 2010, of 1,081,649 (one million eighty one thousand six hundred forty nine) common shares issued by Light, representing, approximately, 0.53% of the voting and total capital of Light, owned by AGC. The price corresponding to the 0.53% of the capital of Light is R$ 31,949,492.20 (thirty one million nine hundred forty nine thousand, four hundred ninety two Reais and twenty centavos). This amount, also, will be updated by the CDI rate from December 1, 2009 to the date of payment, and from it will be deducted any dividends or Interest on Equity paid or declared by Light in this period.

The Contract also provides for assignment of the shares acquired to an affiliated company of Cemig, or to third parties.

Cemig will keep its shareholders and the market opportunely and properly informed on the conclusion of the acquisition.

Belo Horizonte, March 25, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.                                                         Material Announcement, Third Amendment to Electricity Distribution Concession Contracts, Companhia Energética de Minas Gerais – CEMIG, March 29, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

NEUTRALITY OF SECTOR CHARGES: AMENDMENTS TO DISTRIBUTION CONCESSION CONTRACTS

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, that:

On March 18, 2010, jointly with its wholly-owned subsidiary Cemig Distribuição S.A., Cemig signed the Third Amendment to Electricity Distribution Concession Contracts 002/1997, 003/1997, 004/1997 and 005/1997, on the terms and conditions of the “standard model” attached to Aneel Dispatch Nº 245/2010.

Belo Horizonte, March 29, 2010.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.

Convocation and Proposal by the Board of Directors to The Ordinary and Extraordinary General Meeting of Stockholders to be held on April 29, 2010, Companhia Energética de Minas Gerais – CEMIG, March 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held concurrently, on April 29, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

2                  Allocation of the net profit for the year 2009, in the amount of R$ 1,861,403,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 930,702,000.

4                  Authorization, verification and approval of the increase in the Registered Capital from R$ 3,101,884,460.00 to R$ 3,412,072,910.00 with issuance of 62,037,690 new shares, upon capitalization of R$ 310,188,450.00, of which R$ 294,940,290.26 shall come from part of the Retained Earnings Reserve and R$ 15,248,159.74 from incorporation of portions paid as principal, updated until December 1995, under the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account, a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

5                  Authorization for the Executive Board:

–                 to take measures in relation to the stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with nominal value of R$ 5.00, receivable by holders of the shares in the Registered Capital of R$ 3,101,884,460.00 whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders is held;

–                 to sell sale on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

–                 to establish that all the shares resulting from the said bonus shall have the same rights as those shares from which they originate; and

–                 to pay to the stockholders, proportionately, the result of the sum of the fractions remaining jointly with the first installment of the dividends for the year 2009.

6                  Consequent redrafting of the Head paragraph of Article 4º of the Bylaws, as a result of the above-mentioned increase in the Registered Capital.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7                  Alteration of Clause 1 of the Company’s Bylaws, and also of its first Paragraph, as a consequence of Law 18695, of January 5, 2010, which includes development and commercial operation of telecommunications and information systems within the scope of the company’s activities.

8                  Change in the composition of the Board of Directors, as a result of resignation.

9                  Election of the sitting and substitute members of the Audit Board and setting of their remuneration.

10            Setting of the remuneration of the Company’s Managers.

11            Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Distribuição S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

12            Authorization for the representative of the Company in the Ordinary General Meeting of stockholders of Cemig Geração e Transmissão S.A., also to be held on April 29, 2010, to vote in favor of the following matters:

a)              Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)             Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)              Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)             Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 27, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, March 23, 2010.

Sérgio Alair Barroso

Chairman of the Board of Directors

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, ON

APRIL 29, 2010

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

– whereas:

a)              the financial statements for 2009 report net profit of R$ 1,861,403,000, and Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 27 to 31 of the Bylaws make provisions for this Board to present a proposal for allocation of that profit;

b)             Article 199 of that Law requires that the balance of Profit Reserves may not exceed the Registered Capital and that when it does reach that limit, a General Meeting of Stockholders shall decide on the application of the excess as an increase in capital or in distribution of dividends;

c)              on December 31, 2009, the amount of Cemig’s Profit Reserves totaled R$ 3,177,248,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2009, resulting in an excess balance of R$ 75,364,000 in relation to the Registered Capital of R$ 3,101,884,000;

d)             to comply with the said Law, the Company should increase its Registered Capital using the balance on the Profit Reserve account;

e)              Clause 5 – Incorporation to the Registered Capital – of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital under “Donations and Subventions for Investments”;

f)                the payments made in 2009 by the State of Minas Gerais in relation to installments numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 15,248,159.74 (fifteen million two hundred and forty eight thousand one hundred and fifty nine Reais and seventy four centavos);

g)             Law 18695, of January 5, 2010, gave new drafting to Sub-item II of Paragraph 2 of Law 8655 of September 18, 1984, which governs the change in the name of Centrais Elétricas de Minas Gerais S.A.-Cemig to Companhia Energética de Minas Gerais – Cemig and expanded in its corporate objects, among other matters;

h)             Law 18695/2010 includes development and commercial operation of telecommunications and information systems within the Company’s corporate objects;

I)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold their Annual General Meetings by April 30, 2010;

j)                 Clause 21, §4, sub-clause “g” of Cemig’s Bylaws states as follows:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“Clause 21...

§4                              The following decisions shall require a vote by the Executive Board: ...

g)             approval, upon a proposal by the CEO, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of declarations of vote in General Meetings of Stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia in which the Company has holdings or participation, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters is that of General Meeting of Stockholders, and the decisions should obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan; ...”

– now proposes to you the following:

I)                Allocation of the net profit for 2009, in the amount indicated above, as follows:

1)              R$ 93,070,000, being 5% of the net profit, to be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 28 of the Bylaws;

2)              R$ 818,797,000 should be allocated to the Profit Retention Reserves account, for use in investments specified in the Cash Budget for 2010, approved by the meeting of the Board of Directors held on December 23, 2009, in CRCA 077/2009;

3)              R$ 6,825,000 should be allocated to the Profit Retention Reserves Account, corresponding to US$3,920,000 on December 31, 2009, for injection of capital into Transchile Charrúa Transmisión S.A., as per CRCA-047/2009, of August 14, 2009, and CRCA-075/2009, of February17, 2009;

4)              R$ 5,090,000 should be allocated to the Profit Retention Reserves Account for injection of capital into Cemig Serviços S.A., as per CRCA-050/2009, of August 28, 2009, and CRCA-074/2009, of December 17, 2009;

5)              R$ 930,702,000 to be allocated as obligatory dividends to the Company’s stockholders, in accordance with sub-clause “b” of the Sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation;

6)              R$ 6,919,000 should be allocated for offsetting of a prior year adjustment in a subsidiary.

– the payments of dividends to be made in two equal installments, by June 30 and December 30, 2010, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of Cemig’s Cash Budget for 2010, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II)            Authorization, verification and approval of the increase in the Registered Capital:

from:	R$ 3,101,884,460.00 (three billion one hundred and one million eight hundred and eighty-four thousand four hundred and sixty Reais)

to:	R$ 3,412,072,910.00 (three billion four hundred and twelve million seventy-two thousand nine hundred and ten Reais)

with issuance of:	62,037,690 (sixty-two million thirty-seven thousand six hundred and ninety) new shares,

of which	27,115,425 (twenty-seven million one hundred and fifteen thousand four hundred and twenty-five) will be nominal shares each with par value of R$ 5.00 (five Reais)

and	34,922,265 (thirty-four million nine hundred and twenty-two thousand two hundred and sixty-five) will be nominal preferred shares each with par value of R$ 5.00 (five Reais),

upon capitalization of

R$ 310,188,450.00 (three hundred and ten million one hundred and eighty-eight thousand four hundred fifty Reais),

of which	R$ 294,940,290.26 (two hundred and ninety-four million nine hundred and forty thousand two hundred and ninety Reais and twenty-six centavos) shall come from part of the Retained Profits Reserve

and

R$ 15,248,159.74 (fifteen million two hundred forty-eight thousand one hundred and fifty-nine Reais and seventy-four centavos) from incorporation of portions paid in 2009 as principal updated until December 1995, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

– a stock dividend being distributed, consequently, to stockholders, of 10.000000128%, in new shares, of the same type as those held and each with nominal value of R$ 5.00.

III)   Consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4 –	The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred and twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

	a)	298,269,668 (two hundred and ninety eight million two hundred and sixty nine thousand six hundred and sixty eight) nominal common shares each with par value of R$ 5.00 (five Reais);

	b)	384,144,914 (three hundred and eighty four million one hundred and forty four thousand nine hundred and fourteen) nominal preferred shares each with par value of R$ 5.00.”.

IV)        Authorization for the Executive Board to take the following measures in relation to the stock dividend:

1)              to attribute a stock dividend of 10.000000128 per cent, in new shares, of the same type as those held, each with par value of R$ 5.00, to holders of the shares in the Registered Capital of R$ 3,101,884,460.00 (three billion one hundred one million eight hundred and eighty-four thousand four hundred and sixty Reais) whose names are in the company’s Nominal Share Registry on the date on which this General Meeting of Stockholders which decided on this proposal is held;

2)              to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

3)              to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

4)              to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2009.

V)            Alteration of the drafting of Article 1, and its Paragraph One, of the Company’s bylaws, to the following:

“Clause 1:

Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1                               The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.”;

VI)        Orientation of the representative of Cemig in the Ordinary and Extraordinary General Meetings of stockholders of Cemig D and Cemig GT, also to be held on April 29, 2009, to vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)                                      Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)                                     Allocation of the net profit for the year 2009, in the amount of R$ 338,226,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)                                      Decision on the form and date of payment of the Interest on Equity and the complementary dividends, in the amount of R$ 169,113,000.

d)                                     Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

Cemig GT:

a)                                      Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2009, and the respective complementary documents.

b)                                     Allocation of the net profit for the year 2009, in the amount of R$ 1,309,466,000, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

c)                                      Decision on the form and date of payment of the Interest on Equity and interim and complementary dividends, in the amount of R$ 1,227,708,000.

d)            Election of the members of the Audit Board and the Board of Directors, due to the ending of their period of office.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 23, 2010,

(Signed:) Sergio Alair Barroso – Chairman	Evandro Veiga Negrão de Lima – Member
Djalma Bastos de Morais – Vice-Chairman	Fernando Henrique Schüffner Neto – Member
Adriano Magalhães Chaves – Member	Francelino Pereira dos Santos – Member
André Araújo Filho – Member	Guy Maria Villela Paschoal – Member
Antônio Adriano Silva – Member	João Camilo Penna – Member
Arcângelo Eustáquio Torres Queiroz – Member	Roberto Pinto Ferreira Mameri Abdenur – Member

APPENDIX I

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CASH BUDGET FOR 2010

Amounts in current R$ ’000

Item	Total 2010 (*)	AV %

A – INITIAL Balance
	656,704	—
B – FUNDS
	1,648,289	100.0
Other	28,878	1.8

Capital resources	1,619,411	98.2

C – DISBURSEMENTS
	1,983,464	100.0
Capital expenditure program	928,754	46.8

Expenses budget	68,288	3.4

Taxes	—	—

Debt servicing	32,633	1.6

Dividends	953,789	48.1

Extraordinary dividends	—	—

D – FINAL BALANCE (A+B-C)	321,529	—

(*)         Approval by the Board meeting of December 23, 2009, with the following adjustments:

•                  Adjustment in the item Capital Resources, with the use of the dividends specified in the proposal for allocation of profit of Cemig D and Cemig GT.

•                  Replacement of the item Initial cash balance by the actual cash balance at December 31, 2009.

•                  Adjustment in the dividends to be paid, with the use of the dividends specified in the proposal for allocation of profit.

APPENDIX II

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2009

MADE BY THE BOARD OF DIRECTORS TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2010

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

December 31, 2009
R$ ’000
Calculation of the minimum dividends for the preferred shares under the Bylaws

Nominal value of the preferred shares	1,746,113
Percentage applicable to the above	10.00%
Value of dividends by the first payment criterion	174,611

Stockholders’ equity	10,275,505
Percentage of Stockholders’ equity represented by the preferred shares (net of shares held in Treasury)	56,27%
Portion of Stockholders’ equity represented by the preferred shares	5,782,027
Percentage applicable to the above	3.00%
Value of dividends under the second payment criterion	173,461

Minimum dividend for the preferred shares under the Bylaws	174,611

Obligatory dividend
Net profit for the year	1,861,403
Obligatory dividend – 50.00% of net profit	930,702

Net dividends proposed:	930,702

Total dividend for the preferred shares	523,911
Total dividend for the common shares	406,791

Dividend per share - R$

Minimum dividend for the preferred shares under the Bylaws	0.50
Obligatory dividend	1.50
Dividend proposed	1.50

APPENDIX 3

Changes to the Bylaws of Cemig at the AGM/EGM of April 29, 2010

Head paragraph of Clause 4:

New drafting:

“Clause 4                     The company’s registered capital is R$ 3,412,072,910.00 (three billion, four hundred and twelve million, seventy two thousand, nine hundred and ten Reais), represented by:

a)              298,269,668 (two hundred ninety eight million two hundred sixty nine thousand six hundred sixty eight) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)             384,144,914 (three hundred eight four million one hundred forty four thousand nine hundred and fourteen) nominal preferred shares each with nominal value of R$ 5.00.”

Reasons:

a)              Article 199 of Law 11638/2007 requires that the balance of Retained Earnings may not exceed the Registered Capital, and that when it does reach that limit, a General Meeting of Stockholders must decide on the application of the excess as an increase in capital or in distribution of dividends.

b)             On December 31, 2009, the amount of Cemig’s Profit Reserve totaled R$ 3,177,248,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2009, resulting in an excess balance of R$ 75,364,000 in relation to the Registered Capital of R$ 3,101,884,000.

c)              To comply with the said Law, an increase in the Company’s Registered Capital was necessary, using the balance on the Retained Earnings Reserve account.

d)             Clause 5 — Incorporation to the Registered Capital – of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, signed on May 31, 1995, between the state of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital under “Donations and Subventions for Investments”.

e)              The payments made in 2009 by the state of Minas Gerais in relation to installments numbers 9 and 10 of amortization of the Principal, adjusted in accordance with the Fifth Amendment to the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account, total R$ 15,248,159.74 (fifteen million two hundred and forty eight thousand one hundred and fifty nine Reais and seventy five centavos).

Economic and legal effects:

None.

Clause 1 of the Bylaws, and its first Paragraph

New drafting:

“Clause 1:                  Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunications and information systems.

§1                                   The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.”

Reasons:

a)              Law 18695 of January 5, 2010, gave new drafting to Sub-item II of Paragraph 2 of Law 8655 of September 18, 1984, which among other matters governs the change in the name of Centrais Elétricas de Minas Gerais S.A.-Cemig to Companhia Energética de Minas Gerais – Cemig and the change in its corporate objects.

b)             Law 18695/2010 includes development and commercial operation of telecommunications and information systems within the Company’s corporate objects.

Economic effects:

None.

Legal effects:

This will allow Cemig to operate, directly or indirectly, in development and commercial operation of telecoms and information systems.

APPENDIX 4

Comments by chief officers on the Company’s financial situation, as required by Item 10 of the Reference Form, in compliance with Article 9, III of CVM Instruction 481 of December 17, 2009.

“Art. 9... III – Comment by the managers on the company’s financial situation, in the terms of item 10 of the reference form;”

10.1        Chief officers should comment on the following:

a)   General conditions of finances, assets and liabilities

In 2009 Cemig lived through an extraordinary phase of achievements. We can say, with certainty, that 2009 will enter the company’s rich history as a milestone, where our organization reached a new level with significant expansion of our position in the transmission sector, with acquisitions of holdings in Taesa – Transmissora Alterosa de Energia Elétrica, and expansion of our holding in TBE – Transmissora Brasileira de Energia, and in distribution, increase of our position in the capital of Light S.A. These three transactions alone represent investments of more than R$ 2 billion. These investments establish Cemig as one of the largest and most important groups in the electricity sector in Brazil and Latin America. By the close of 2009, Cemig was Brazil’s largest distributor by number of consumers and kilometers of lines, the country’s third-largest transmission company and its third largest generator.

And it has to be pointed out, first of all, that this expansion was carefully planned, is included in our Long-term Strategic Plan, and focused as ever on the orientation to grow with sustainability – that is to say, to expand with profitability, maintaining the solidity of our balance sheet and expanding our position in Brazil’s electricity industry, while maintaining the firm stance of adding value for our stockholders.

Secondly, we were able to succeed in these major achievements in spite of the chaotic scenario that disturbed the world economy – and Brazil’s – in the first half of 2009. Knowing that it was a moment of opportunity, Cemig acted boldly, but without at any moment losing touch with its responsibility to do business with prospects for secure returns for the company and its stockholders.

At the end of 2009 we were, also, Brazil’s largest trader in electricity. And, further, we closed the year with a balanced portfolio of businesses. To overcome the crisis, we cut costs, we adopted innovative financial solutions, and we found our own innovative and successful way of overcoming the effects of the retraction in the market.

We began the year under the effects of the international crisis, with deterioration of macroeconomic conditions, the consequent restriction on credit for companies, weaker domestic demand, fall in GDP and retraction of investments. In this context of insecurity our operations were affected. We noticed, for example, a reduction in our market of industrial consumers, and we also suffered a significant impact from the final tariff reviews of our distribution subsidiary, Cemig D.

These challenges, however, were overcome – so that, for Cemig, 2009 was transformed into a year of opportunities.

As an integrated company, with businesses in generation, transmission and distribution of electricity, we succeeded in offsetting the effect of the reduction in operations of our industrial consumers, through increases in sales to distributors in the regulated market, in short-term contracts and at more advantageous prices. We increased our sales to this segment of the market by more than 25% – and our consolidated sales in the year by 1.4%.

All the contracts of our generating company have take-or-pay clauses that ensure stability of their revenue, but we took commercial initiatives that enabled us to place this contracted energy that had not been used by our free clients, resulting in greater profits for the company – and underlining our vocation and reputation for supplying energy solutions.

These results demonstrate the success of our trading activity, and make Cemig Brazil’s largest supplier of electricity to the market of Free Consumers.

We should also draw attention to our efforts to reduce operational costs. We continue with our Operational Efficiency Program, and implementation of initiatives that will help improve our margins of profitability in the coming years, increasing the value that we generate for stockholders.

Among the principal measures we have taken are our motivated retirement programs, implemented in 2008 and 2009, which more than 1,700 employees have now joined. This reduction in the number of employees will have a positive and permanent effect on the Company’s expenses and on its results, starting in 2010.

As a result of all these actions taken, we were able to overcome the effects of the international crisis, and closed 2009 with a profit of R$ 1.861 billion – which when adjusted for non-recurring items is R$ 2.02 billion, or 7.14% more than our net profit of 2008 when adjusted for non-recurring items. Similarly, our cash flow (as measured by Ebitda), was close to R$ 4 billion, which when adjusted for non-recurring items is 4.7% higher than in 2008 (after the same adjustment).

These results show that, in a macroeconomic environment with fewer uncertainties, Cemig is ready and prepared to grow in a sustainable manner, maintaining the commitment, stated in its planning, to be one of the companies consolidating the Brazilian electricity sector.

b)   Capital structure

Cemig has a balanced capital structure. On December 31, 2009 it had debt of approximately R$ 11.3 billion, of which 37.90% was short-term and 62.10% long-term; and since that date, on January 15, 2010, 63.09% of the short-term debt was transferred to the long term by a debenture issue of Cemig GT, which was totally subscribed on March 10, 2010. The resulting tenors of Cemig’s debt are compatible with its expectation of cash flow generation, and this gives the Company liquidity and operational flexibility.

The profile of Cemig’s debt maturity timetable at December 31, 2009 was satisfactory, with average total of 3 years and payment of up to R$ 1.60 billion, approximately, starting as from 2011, as shown in this chart:

The average cost of Cemig’s debt has been reduced over the years (to 5.3% p.a. on December 31, 2009 – calculating at constant prices), a result of the concentration of the debt (72% of the total) in contracts indexed to the CDI rate. Analysis of the indicators in the table below indicates the Company’s satisfactory credit quality, highlighted by the very comfortable position in relation to the parameters usually practiced in the financial markets for the indicators shown.

Ebitda / Interest	5.05

Net debt / Ebitda	1.70

Net debt / (Stockholders’ equity + Net debt)	40%

Source: Company.

There are no specific possibilities for redemption of the shares issued by the company, beyond those normally specified by law.

c) Payment capacity in relation to the financial commitments assumed

We should indeed emphasize the company’s capacity for generation of cash. In 2009, operational activities generated the substantial sum in cash of R$ 3.505 billion.

The Company’s Net cash position on December 31, 2009 was R$ 4.425 billion.

On the other hand, the Company’s net debt on December 31, 2009 was R$ 6.868 billion. This means that the cash generation in a period of 2 years is greater than the balance payable, an index which provides comfort for both Management and investors as regards the Company’s capacity to honor its financial commitments.

The proportions of the debt repayment timetable profile have been perfected. Although the short-term portion stated in the Financial Statements is R$ 4.280 billion, the Company issued non-convertible debentures in 2010 which will be used for the amortization of this short-term debt. The conditions of the resulting debt payment timetable are appropriate, and perfectly adjusted to the Company’s cash flow generation.

Current liabilities on December 31, 2009 were R$ 8.721 billion, mainly comprising the loans and financings mentioned in the previous paragraph, dividends, taxes and regulatory charges. This amount is less than the Company’s current assets, which principally comprise cash, accounts receivable and regulatory assets.

Thus, we consider that the Company has high payment capacity in relation to its financial commitments, maintaining its track record of fully complying with its financial commitments assumed with suppliers, government, stockholders and employees and also guaranteeing its capital expenditure, and future acquisitions.

d) Sources of financing used for Working capital and investment in Non-current assets

In 2009 Cemig D raised R$ 119 million, of which R$ 91 million was through transactions to roll over bank debt, under Central Bank Resolution 2827, and R$ 28 million was in financings from Eletrobrás, for the Reluz Program. Also, maturity dates of debt were extended, for a total of R$ 56 million, through amendments to existing contracts.

In Cemig GT, R$ 3.494 billion was raised, of which R$ 663 million was through transactions to roll over bank debt; R$ 130 million was through contracts with the BNDES and Finep, for investment in the Baguari hydroelectric plant and plant inventory studies, respectively; and R$ 2.700 billion was raised through issuance of Promise to Notes, the proceeds of which were to be used in acquisition of the shares of Terna Participações S.A. and other investments. Also, maturity dates of debt were extended, for a total of R$ 63 million, through amendments to existing contracts.

e) Sources of financing for Working capital and investment in Non-current assets that it is intended to be used for coverage of shortfalls in liquidity

It should be borne in mind that Cemig is a mixed private- and public-sector company, with a majority stockholding held by the State of Minas Gerais, and as such is subject to the rules for containment of lending to the public sector. The same restriction applies also to its subsidiaries which, indirectly, are also state-controlled.

Since 1989, in the attempt to contain the indebtedness of the public sector, the Brazilian federal government has legislated to prevent financial institutions from granting credit to public companies beyond a certain limit. In practice, the alternatives for raising funds in the banking market are few.

Based on the exceptions in Brazilian Central Bank Resolution 2827 of March 30, 2001, the following options for raising of funds remain for Cemig:

•                  Loans from federal banks for rollover of debt.

•                  Issuance of securities in the Brazilian and international markets (debentures, medium-term notes, Eurobonds, and units of receivables funds).

•                  Import financing.

•                  Financing from multilateral agencies.

•                  Financings Eletrobrás and development agencies.

•                  Bank loans guaranteed by commercial sales invoices.

f) Levels of debt and the characteristics of such debts

I – Significant financial contracts of Cemig

On December 31, 2009, Cemig’s total debtor balance, in a consolidated view (taking into account the holdings in subsidiaries and affiliated companies), in relation to financial contracts was R$ 11.3 billion. The table below contains a summary of the principal contracts to which Cemig was a party on December 31, 2009 (expressed in R ’000):

R$ ’000				Consolidated
FINANCING SOURCES				2009			2008
FOREIGN CURRENCY	Principal	Annual	Currency	Current	Non-current	Total	Total

ABN Amro Real S.A. (3)	2013	6.00	US$	21,910	65,295	87,205	117,025
ABN Amro Real S.A. (4)	2009	6.35	US$	–	–	–	17,391
Banco do Brasil – A – Various bonds (1)	2024	Various	US$	9,286	57,489	66,775	93,868
Banco do Brasil (5)	2009	3.90	JPY	–	–	–	100,160
BNP Paribas	2012	5.89	Euro	2,957	4,189	7,146	12,919
BNP Paribas	2010	Libor +	US$	10,170	–	10,170	41,235
KFW	2016	4.50	Euro	1,653	9,923	11,576	17,087
Unibanco (6)	2009	6.50	US$	–	–	–	11,044
Unibanco (7)	2009	5.50	US$	–	–	–	4,796
Unibanco (8)	2009	5.00	US$	–	–	–	20,141
Brazilian National Treasury (10)	2024	Libor +	US$	1,820	11,190	13,010	39,909

Santander do Brasil (13)	2009	7.00	US$	9,583	–	9,583	6,118
Banco do Brasil (13)	2009	8.66	US$	2,429	–	2,429	3,217
InterAmerican Development Bank (13)	2026	4.20	US$	84	31,499	31,583	43,018
Others	2025	Various	Various	7,678	4,111	11,789	18,946
Debt in foreign currency				67,570	183,696	251,266	546,874

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	115.00% of	R$	75,156	–	75,156	75,241
Banco do Brasil	2012	110.00% of	R$	41,162	79,214	120,376	121,038
Banco do Brasil	2012	110.00% of	R$	261,674	502,786	764,460	–
Banco do Brasil	2013	CDI +	R$	30,809	81,958	112,767	114,321
Banco do Brasil	2013	107.60% of	R$	7,978	126,000	133,978	137,596
Banco do Brasil	2014	104.10% of	R$	19,007	1,200,000	1,219,007	1,229,705
Banco Itaú BBA	2013	CDI +	R$	85,811	225,648	311,459	316,213
Banco Itaú BBA	2014	CDI +	R$	407	3,473	3,880	3,968
Banco Votorantim S.A.	2010	113.50% of	R$	54,427	–	54,427	54,456
Banco Votorantim S.A.	2013	CDI +	R$	26,473	75,987	102,460	103,000
Brazilian Development Bank (BNDES)	2026	TJLP + 2.34	R$	5,247	118,912	124,159	–
Bradesco	2014	CDI +	R$	456	1,365	1,821	2,079
Bradesco	2013	CDI +	R$	109,349	282,940	392,289	398,942
Bradesco (23)	2010	113.00% of	R$	2,742,383	–	2,742,383	–
Debentures (12)	2009	CDI +	R$	–	–	–	357,472
Debentures (12)	2011	104.00% of	R$	3,365	238,816	242,181	243,950
Debentures – Minas Gerais state	2031	IGP-M	R$	–	37,053	37,053	32,936
Debentures (12)	2014	IGP-M index	R$	18,151	300,548	318,699	324,641
Debentures (12)	2017	IPCA + 7.96	R$	1,488	444,458	445,946	427,784
Eletrobrás	2013	Finel + 7.50	R$	12,323	35,942	48,265	60,799
Eletrobrás	2023	Ufir. RGR +	R$	45,529	307,812	353,341	369,632
Santander do Brasil	2013	CDI +	R$	20,900	59,755	80,655	81,119
Unibanco	2009	CDI +	R$	–	–	–	107,081
Unibanco	2013	CDI +	R$	86,915	231,964	318,879	322,636
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	37,851	–	37,851	104,950
Unibanco (2)	2013	CDI +	R$	23,358	55,190	78,548	80,328
Itaú and Bradesco (9)	2015	CDI +	R$	146,553	804,452	951,005	990,280
Minas Gerais Development Bank	2025	10.00	R$	692	9,039	9,731	10,372
Banco do Brasil (14)	2020	TJLP + 2.55	R$	2,731	25,501	28,232	28,794
Unibanco (14)	2021	TJLP + 2.55	R$	714	6,438	7,152	4,062
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	1,052	11	1,063	6,047
Debentures V (10)	2014	CDI +	R$	11,202	113,337	124,539	245,722
Debentures VI (10)	2011	115.00% of	R$	311	38,579	38,890	–
CCB Bradesco (10)	2017	CDI +	R$	1,092	58,646	59,738	116,004
ABN Amro Real S.A. (10)	2010	CDI +	R$	10,765	–	10,765	20,980
Banco Itaú BBA (10)	2022	TJLP + 4.55	R$	–	–	–	3,454
BNDES – Finem (10)	2019	TJLP	R$	11,003	60,551	71,554	108,266
Regional Devt. Bank of the Extreme South	2022	TJLP + 4.55	R$	571	6,138	6,709	3,253
Unibanco (16)	2021	TJLP + 4.55	R$	192	2,069	2,261	1,323
Unibanco (16)	2022	IGP-M +	R$	408	3,956	4,364	2,239
BNDES (17)	2033	TJLP + 2.40	R$	–	134,660	134,660	–
Debentures (17)	2013	IPCA + 6.50	R$	–	161,824	161,824	–
BNDES – Onlending	2033	TJLP + 3.80	R$	–	108,562	108,562	–
BNDES – Principal Subcredit A/B/C/D (11)	2014/2016	Various	R$	44,489	229,424	273,913	155,484
BNDES (18)	2024	TJLP + 2.50	R$	–	25,248	25,248	–
CEF S.A. (19)	2022	TJLP + 3.50	R$	4,789	59,381	64,170	–

CEF S.A. (20)	2021	TJLP + 3.50	R$	5,026	51,096	56,122	–
CEF S.A. (21)	2022	TJLP + 3.50	R$	6,541	82,416	88,957	–
BNDES (22)	2018	Various	R$	35,171	268,663	303,834	–
Syndicate of Banks (22)	2010	CDI +	R$	180,472	–	180,472	–
BNDES (24)	2016	TJLP + 3.12	R$	4,940	118,112	123,052	–
Others	2017	Various	R$	33,190	51,634	84,824	31,697
Debt in Brazilian currency				4,212,123	6,829,558	11,041,681	6,797,864
Overall total, consolidated				4,279,693	7,013,254	11,292,947	7,344,738

(1)                                            Interest rates vary:  2.00 to 8.00% p.a.; Six-month Libor plus spread of 0.81 to 0.88% per year.

(2)                                            Loan of the holding company.

(3) to (8)             “Swaps” for exchange of rates were contracted.

The following are the rates for the loans and financings taking the swaps into account:

(3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of the CDI rate;

(6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.;

(9)                                            Refers to the senior units of the credit rights funds. See Explanatory Note 12;

(10)                                      Loans, financings and debentures of Light.

(11)                                      Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)                                      Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13)                                      Financing of Transchile.

(14)                                      Financing of Cachoeirão.

(15)                                      Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(16)                                      Consolidated loans and financings of Lumitrans, subsidiary of EATE.

(17)                                      Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(18)                                      Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(19)                                      Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(20)                                      Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(21)                                      Loan contracted for the jointly-controlled subsidiary VDR S.A.

(22)                                      Loan contracted for the jointly-controlled subsidiary Taesa.

(23)                                      Promissory Note issued by the Company.

(24)                                      Loans and financings of Gasmig.

Below is a brief description of the principal loan of Cemig, from a holding company viewpoint, on December 31, 2009:

Unibanco

On June 3, 2005, Cemig signed a loan contract with Unibanco in the amount of R$ 73.6 million, the proceeds of which were allocated to early settlement of the contract for purchase and sale of shares in Sá Carvalho S.A. Interest at the CDI rate plus a spread of 1.7% per annum applies to the principal. The final maturity is in April 2013, with amortization in four equal, consecutive annual tranches, the first becoming due in 2010. The debtor balance of this loan on December 31, 2009 was R$ 78.5 million.

II – Other long-term relationships with financial institutions

Not applicable.

III - Degree of subordination of the debt

Not applicable.

IV – Restrictions imposed on Cemig

In certain financial contracts signed with Banco ItaúBBA, BNP Paribas, ABN (Santander) and Credit Suisse First Boston, there are financial covenants that restrain the company's indebtedness, as follows:

	Covenants	Limits
ABN	EBITDA / INTEREST	>= 3.0
	DEBT / EBITDA	<= 2.5

	Covenants	Limits
	EBITDA / INTEREST	>= 2.8
BNP Paribas	FINANCIAL DEBT / (STOCKHOLDERS' EQUITY + FINANCIAL DEBT)	<= 53%
	FINANCIAL DEBT / EBITDA	<= 3.36

	Covenants	Limits
	EBITDA / NET FINANCIAL EXPENSES	>= 2.8
	DEBT / (STOCKHOLDERS' EQUITY + DEBT)	<= 53%
ITAÚ BBA	DEBT / EBITDA	<= 3.36
	SHORT-TERM DEBT / EBITDA	<= 90%
	CAPITAL EXPENDITURE / EBITDA	<= 60%

	Covenants	Limits
CREDIT SUISSE	EBITDA / NET FINANCIAL EXPENSES	>= 2.0
FIRST BOSTON	NET DEBT / EBITDA	<= 3.25

Cemig GT obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2010, as per correspondence dated September 11, 2009, and from BNP Paribas it obtained a waiver dispensing it from compliance with the financial covenants until March 2010, as per correspondence dated September 8, 2009.

Cemig D obtained a waiver from Itaú BBA dispensing it from compliance with the financial covenants until December 2010, as per correspondence dated March 19, 2010. It also obtained a waiver from Banco Santander dispensing it from compliance with the financial covenants until December 2010, and also exempting Cemig, as guarantor company, as per correspondence dated March 23, 2010.

Paragraph 5 of Article 11 of the Bylaws on Cemig provides that in conduction of the management of the Company and in the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia, the Board of Directors and the Executive Board shall obey and faithfully comply with certain targets, including limitation of the Company’s consolidated indebtedness to 2 (two), or less, times the Company’s Ebitda (Earnings before interest, tax, depreciation and amortization), and limiting the consolidated ratio of [ Net debt / (Net debt plus Stockholders’ equity) ] to 40% (forty per cent).

At the same time Paragraph 7 of Article 11 of the Bylaws of Cemig states that such targets may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits: The Company’s consolidated debt to be limited to 2.5 (two and a half) times its Ebitda (Earnings before interest, tax, depreciation and amortization); and the ratio [ Net debt / (Net debt plus Stockholders’ equity) ] to be limited to 50% (fifty per cent).

The Board of Directors authorized, in 2009, exceeding of the limits specified in Paragraph 5 of Clause 11 of the Bylaws, in obedience to the terms of its Paragraph 7, as a result of the contracting of refinancing of debt by Cemig GT and by Cemig D, combined with the issuance of the Promissory Notes and Debentures of Cemig GT, authorized by the Board of Directors under CRCA-045/2009, of 24-07-2009, re-ratified by CRCA-065/2009, of 28-08-2009, and with the other debts already contracted.

In the financial contracts of Cemig and its subsidiaries and affiliates there are outstanding clauses restricting payment of dividends if the company is in default, restraining any disposal of assets that might compromise the development of its activities, and restraining disposal of stockholding control of the Company.

The issuance of securities by Cemig requires the prior authorization of the Brazilian Development Bank (BNDES), and also of the agents operating as onlenders of its financings.

g)                                     Limits of utilization of the financings already contracted

Not applicable

h)                                     Significant alterations in each item of the financial statements

The principal variations that occur in the Company’s Financial Statements in 2009 are as follows:

•                  Increase of 50.17% in current liabilities, from R$ 5.808 billion in 2008 to R$ 8.722 billion in 2009, due to the raising of R$ 2.700 billion in 2009, of which further details are given in the subsequent topics of this section of the report.

•                  Increase of 93.74% in the balance of cash, from R$ 2.284 billion in 2008 to R$ 4.425 billion in 2009, basically due to the proceeds raised in the funding referred to above.

•                  Increase of 178.21% in Intangible assets, from R$ 615 million in 2008 to R$ 1.712 billion in 2009, basically due to the premium recorded on acquisitions, of which there are greater details in the following topics of this section of the report.

10.2        The chief officers should comment on the following:

a. Results of the Company’s operations:

The highlight of Cemig’s participation in the regulated market auctions was the sale by Cemig GT in the 9th Adjustment Auction, on February 20, 2009. The objective of this type of auction is to complement the availability of electricity necessary to meet the needs of the consumer market of the distribution concession holders, up to a limit of 1% of this requirement. Exceptionally, for the year 2009, Aneel set the limit of 5% of the total load contracted by the distribution agents.

The strategy adopted, of renegotiation of contracts of its Free Clients, accepting the “return” of electricity in view of the reduction of consumption caused by the economic recession, enabled Cemig GT to have a larger amount of electricity available to operate in the auction, which made it the largest vendor in terms of aggregate revenue and volume sold, boosting the Company’s results in 2009.

In 2009 Cemig GT held at over 48 auctions, including purchase and sale of electricity, trading volume of 19,044 GWh, and in participating in a total of 37 purchase and sale auctions promoted by other companies, trading volume of 335,360 GWh. The resulting total traded by the company in the year was 354,404 GWh.

Cemig’s consolidated market comprises the sales made by the companies Cemig Distribuição S.A., Cemig Geração e Transmissão S.A., Light and other subsidiaries. Through these companies, Cemig operates in all the sectors of the electricity industry and, with a diversified portfolio, serves captive and free final clients, as well as trading energy with other agents that operate in this market.

The volume of electricity sold by Cemig in 2009 was in line with the figure for 2008. This result reflects growth in the Residential and Commercial user categories, and an increase in sales in the regulated market, offsetting a reduction in sales to the industrial category of consumers. We emphasize that the impacts of the financial crisis on the market of Cemig have been administered through commercial strategies, and through coordination between the needs and opportunities of the various clients and markets that make up the Company’s overall portfolio.

Sales represented an increase of 1146 GWh in total consolidated sales – based on inclusion of 25% of the electricity sold by Light.

Total electricity sold - GWh

						Ratio, %	Change, %
Consumer category	2005	2006	2007	2008	2009	2009	2008–2009
Industrial	23,472	23,973	24,686	26,681	22,638	37.17	(15.15)
Residential	6,590	7,430	8,649	9,011	9,744	16.00	8.13
Commercial	3,754	4,439	5,549	5,886	6,197	10.17	5.28
Rural	1,941	1,942	2,212	2,308	2,221	3.65	(3.77)
Others	2,573	2,970	3,507	3,575	3,635	5.97	1.68
Total sold to final consumers	38,330	40,754	44,603	47,461	44,435	72.96	(6.38)
Wholesale supply (1)	1,255	11,472	13,236	12,249	16,402	26.93	33.90
Own consumption	29	37	53	52	51	0.08	(1.92)
Sales under the Proinfa program	–	–	–	–	20	0.03	–
Total	39,614	52,263	57,892	59,762	60,908	100.00	1.92

Sales of electricity to final consumers in 2009 were 6.38% lower in 2009 than 2008. This reflects the slowing down of the world economy which had a negative impact on the performance of the industrial consumer category. The main variations in the consumer categories are due to the following factors:

•                  Residential: Electricity invoiced 8.13% higher. The performance of this consumer category can be explained by natural growth, associated with the positive influence of macroeconomic variables related to private consumption (increase in total real wages, transfers of income by the government, a real increase in the minimum wage, low inflation — leading to lower loss of workers’ purchasing power, expansion of the volume of credit to individuals, and growth in sales of household appliances), as well as climatic factors.

•                  Industrial: Electricity invoiced 15.15% lower, on reduction of 12.4% in supply to captive and partially free (hybrid) clients, and a reduction of 16.0% in the volume of electricity sold to Free Clients. This sector was significantly affected by the international financial crisis, especially the mining and metals industries. As well as this impact, the consumer base of free clients in 2008 was increased by some clients having made use of contractual flexibilities, increasing the purchases of electricity in the first months of 2008, due to the increase in the spot (PLD) price in that period. Starting in March 2009, there was a recovery in consumption, though to levels below those of the time before the financial crisis began.

•                  Commercial: Volume of electricity invoiced 5.28% higher. Of the 18 lines of business analyzed, 16 continue to grow, led by: Retailing, Accommodation and Food, Communications Services, General Assistance Services, Health Services, Wholesaling, Financial Institutions and Broadcasting and Entertainment.

OPERATIONAL REVENUE – R$ million

	2009	2008	Var. %
Total sales of electricity	14,581	13,686	6.54
Revenue from use of the network – free consumers	2,244	2,150	4.37
Others	617	652	(5.37)
Total	17,442	16,488	5.79

The main factors affecting revenue in 2009 were:

•                  Tariff increase for Cemig D, with average effect on consumer tariffs of 6.21%, starting from April 8, 2009.

•                  Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 214 million, in 2009.

•                  Volume of energy invoiced to final consumers 6.38% lower (this excludes Cemig’s own internal consumption).

Revenue from electricity sold to other concession holders in 2009 was R$ 1.634 billion, compared to R$ 1.012 billion in 2008 – an increase of 61.46% .

This mainly reflects the increase of 25.57% in the volume of electricity sold to other concession holders, and under “bilateral contracts”, through two new contracts made in auctions of electricity to distributors, for tariffs between R$ 125.00 and R$ 145.77.

Part of the electricity previously sold to industrial consumers was sold in this market, reflecting the reduction in these consumers’ demand as a result of the international recession and its effects on Brazilian industrial output. The volume of electricity sold to other concession holders through “bilateral contracts” was 13,859,700 MWh in 2009, compared to 11,037,166 MWh in 2008.

This revenue was 4.37%, or R$ 94 million, higher in 2009, at R$ 2.244 billion (compared to R$ 2.150 billion in 2008).

This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

The increase in revenue in 2009 arises basically from the extraordinary revenue of R$ 158 million arising from Cemig GT’s tariff review – with backdated effect for the period from July 1, 2005 to June 30, 2009.

Deductions from operational revenues totaled R$ 5.737 billion in 2009, compared to R$ 5.598 billion in 2008, an increase of 2.48%, arising from the increase of 16.34% in charges to the consumer from 2008.

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 8.402 billion in 2008, compared to R$ 7.506 billion in 2008, an increase of 11.94% . This result mainly reflects the increases in: personnel costs, electricity bought for resale, charges for use of the basic transmission grid, and outsourced services; partially offset by a lower cost of post-employment obligations, and lower operational provisions.

The main variations in operational expenses were:

Electricity bought for resale

The expense on electricity bought for resale in 2009 was R$ 3.706 billion, 25.20% higher than the figure of R$ 2.960 billion for 2008. The difference is due to higher purchases of electricity in 2009, related to sales activity. This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 2009 was R$ 831 million, vs. R$ 724 million in 2008, an increase of 14.78% . These expenses, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Personnel expenses

Personnel expenses in 2009 totaled R$ 1.297 billion, vs. R$ 1.105 billion in 2008, an increase of 17.38% . This result is mainly due to the salary increases of 4.88% and 7.26% given to employees in November 2008 and 2009, respectively; and also the provision, of R$ 206 million, made in 2009 for the PDV Voluntary Retirement Program – partially offset by the effect of the number of employees being 6.49% lower in 2009.

Depreciation and amortization

The expense on depreciation and amortization was 2.94% higher, at R$ 736 million, in 2009, than in 2008 (R$ 715 million).This result arises from new assets coming into operation, principally distribution networks and lines.

Post-employment obligations

Expenses on post-employment obligations in 2009 were R$ 149 million, compared to R$ 264 million in 2008, a reduction of 43.56% . These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The reduction in this expense reflects the reduction in the present value of the obligations recorded, as a result of the increase in the interest rates used to discount these obligations to present value.

b. Variations in the revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The main factors affecting revenue in 2009 were:

•                  Tariff increase for Cemig D, with average effect on consumer tariffs of 6.21%, starting from April 8, 2009.

•                  Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 214 million, in 2009.

•                  Volume of energy invoiced to final consumers 6.38% lower (this excludes Cemig’s own internal consumption).

c. Impact of inflation, of the variation in prices of principal inputs and products, of the exchange rate and of interest rates on the Company’s operational result and financial result

We believe the principal impacts on the Company are those described below:

– The amounts for “Free Energy” are updated by the variation in the Selic rate plus 1.00% interest per year.

– In Financial revenue (expenses), the principal impacts arise from variations in exchange rates and in the IGP-M and IPCA inflation indices. The FX impact in 2009 was a gain of R$ 8 million, compared to a net loss of R$ 91 million in 2008, net of the compensatory effects relating to financial instruments, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This result arises principally from the appreciation of the Real against the dollar and the yen in 2009, while in 2008 those two currencies appreciated against the Real: in 2009 the dollar and the yen depreciated by 25.49% and 27.13%, respectively, compared to appreciation of 31.94% and 62.89%, respectively, in 2008. For part of its debt in foreign currency the company made swap transactions substituting the CDI rate for the variation in foreign currency exchange rates as the indexor of contracts. The expense caused by monetary updating of loans and financings in 2009 was 89.80% lower than in 2008, due to the lower figures for the IGP-M and IPCA inflation indices in 2009.

10.3 The chief officers should comment on any material effects that the events below caused or are expected to cause to the Company’s financial statements and its results:

a. Introduction or disposal of an operational segment

No such event occurred in the 2009 business year.

b. Constitution, acquisition or disposal of an equity interest

Cemig today is the largest integrated company in the electricity sector, being the third largest generating group, with a total of 65 hydroelectric, thermal and wind power plants, with total installed capacity of 6716 GW. It is the third largest transmission group, with 7,506km of lines, a presence in 13 states of Brazil, and in Chile; and it is the largest distribution group, being responsible for approximately 12% of the Brazilian market, in the states of the Minas Gerais and Rio de Janeiro, through its wholly-owned subsidiary Cemig D, and its jointly-controlled subsidiary Light.

Cemig is in a phase of significant expansion inside and outside Brazil. Its stockholding structure has changed significantly in 2009. As well as the increase of the holding in Light and in the transmission companies of the TBE group, the company has directly added a further 5 companies to its structure, 3 of them wind generators and two transmission companies.

Acquisition of stake in wind generation companies

In 2009 Cemig acquired equity holdings of 49% in 3 wind farms owned by Energimp S.A., in Brazil’s northern state of Ceará, with total power of nearly 100 MW, for investment of R$ 223 million.

Completion of the transaction gives Cemig a 49% holding in the following companies: Praias de Parajuru (Parajuru Beaches) Wind Farm (28.8 MW), in the municipality of Beberibe (110km from Fortaleza); and the Praia do Morgado Wind Farm (28.8 MW) and the Volta do Rio Wind Farm (42.0 MW) in the municipality of Acaraú (approximately 250 km from Fortaleza) – a total installed generation capacity of 99.6 MW.

Acquisition of an interest in Taesa

On April 23, 2009 Cemig GT acquired, from Terna S.p.A., an interest of 65.86% in Terna Participações S.A., a holding company operating in electricity transmission, with a presence in 11 of Brazil’s States, for R$ 2.15 billion. The holding company controls a total of six companies which, in aggregate, operate a total of 3,710km of transmission lines (information not audited by external auditors). The transaction was subject to suspensive conditions including approval by the Brazilian electricity regulator, Aneel (National Electricity Agency).

On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in that acquisition, to a minimum level of 50% less 1 (one) of the common shares, and, as to the preferred shares, to the percentage realized in the Public Offer to purchase the shares of the minority stockholders of that Company, through a partnership to be constituted with Fundo de Investimentos em Participação Coliseu (“FIP Coliseu”).

The board of Directors authorized assignment of the Purchase Agreement for the Shares in Terna to Transmissora Atlântico de Energia Elétrica (“Atlântico”) The board established that Cemig GT shall maintain a stockholding of 49% of Taesa’s common shares, in association with FIP Coliseu, holder of the remaining 51%.

On October 19, 2009 Cemig GT announced Completion of the Public Distribution of Units of the First Issue by Fundo de Investimento em Participações Coliseu – FIP Coliseu, structured by Banco Modal S.A., in the total amount of R$ 1.33 billion. The amount was sufficient for that fund to acquire 51% of the common shares of Terna.

On October 30, 2009, Cemig GT and FIP Coliseu injected capital into Atlântico.

On November 3, 2009 financial settlement of the said Share Purchase Agreement signed with Terna S.p.A. was settled, with payment and transfer of the shares owned by Terna to Atlântico, in which Cemig GT holds 49% of the registered capital. The transaction involved the purchase of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna.

Acquisition of an initial interest in Light

Cemig signed two share purchase agreement with AGC (Andrade Gutierrez Concessões) and PCP (controlling stockholder of Equatorial), for stockholding restructuring of the controlling block of Light S.A.

For the acquisition of this holding in Light, a special-purpose company will be constituted, jointly with an equity investment fund (FIP), in which Cemig has a minority holding. On completion of the restructuring, this SPC will hold up to 26.06% of Light S.A., and Cemig will retain its original interests in Light, each of 13.03%, directly.

Contract with AGC:

Share Purchase Agreement for the acquisition of approximately 13.03% of the total and voting stock of Light. The total price of the acquisition is R$ 785 million, equivalent to R$ 29.54 per common share, comprising R$ 753.051 million, corresponding to 12.50% of the total capital of Light, to be paid on the closing date, and R$ 31.949 million, corresponding to 0.53% of the total capital of Light, to be paid by June 27, 2010. These amounts will be updated by the CDI (Interbank CD) rate, and any dividends or Interest on Equity paid or declared by light in this period will be deducted from them.

Contract with PCP:

Share Purchase Agreement for the acquisition of 7.22% of the total and voting stock of Light. For this transaction to be completed, Equatorial will undergo a process of split to separate out the indirect holding in Light to a new company (“Newco”) to be constituted, and to be listed on the BM&F Bovespa at the highest level of corporate governance compliance in that exchange’s Novo Mercado. Thus, Newco will be the holder of the shares in Light previously held by Equatorial. Subsequently to this split, and to the listing of the shares of Newco on the Novo Mercado of the BM&F Bovespa, the controlling stockholder of Equatorial (FIP PCP) will sell the totality of its direct and/or indirect interest in Newco to a company in the capital of which Cemig will hold an interest of not less than 20%. The price of this acquisition is the same as that negotiated with AGC, namely R$ 29.54 per share in Light, corresponding to R$ 434.968 million, for the indirect interest in Light currently held by FIP PCP.

c. Non-usual events or operations: None took place in 2009.

10.4  The chief officers should comment on:

a. Significant changes in accounting practices:

Law 11638/07 altered, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changed the criteria for recognition and valuation of assets and liabilities.

These changes in accounting practices, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies, and eliminate some regulatory barriers that were an obstacle to convergence with International Financial Reporting Standards (IFRS).

The changes introduced by this legislation characterize a change in accounting practices, and all the adjustments with impact on the results for years prior to the years presented were made in the account line Retained earnings in 2008.

Technical Statements and Interpretations issued by the CPC, and CVM Decisions, in 2009

For the purpose of creating new accounting rules, which are part of the joint agenda of the CVM and the CPC, in continuation of the process of harmonizing Brazilian accounting rules with IFRS, begun in 2008, the CPC issued several statements during 2009, with obligatory application for the business years starting January 1, 2010, and backdating to 2009 for the purposes of comparability. These have been approved by the CVM, and alter certain accounting practices at present adopted by the Company.

b. Significant effects of the changes in accounting practices

Considering the scale of the complexity of the alterations required by the new pronouncements, the Company is assessing their effects on the financial statements, while taking part in discussions and debates in the market, especially in the bodies and associations of the accounting profession, and with the regulators, any of whom may possibly make a statement of position on specific aspects for application in the electricity sector.

At present, until there is better understanding on the practical application of the pronouncements, it is not possible to quantify the possible effects on the financial statements with reasonable certainty.

The consolidated financial statements for the next business year will be prepared in accordance with CPC 37 – Adoption of International Accounting Standards, in accordance with CVM Instruction 457 of July 15, 2007.

c. Qualifications or emphases in the Auditor’s Opinion:

The Opinion of the external auditors contains no qualifications. Only the following emphases:

1.              As described in Explanatory Notes 9, 20 and 25, Companhia Energética de Minas Gerais – Cemig and its subsidiaries have assets and liabilities registered in relation to transactions for sale and purchase of electricity, and other transactions, made in the Electricity Trading Chamber – CCEE (previously, “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out up to December 31, 2009, and these calculations may be changed as a result of decisions in current legal actions in progress, brought by companies in the sector, in relation to interpretation of the rules of the wholesale energy market that were in force at the time of the said transactions.

2.              The financial statements of Fundação de Seguridade Social Braslight, a pension fund sponsored by the joint-controlled subsidiary Light S.A., for the business year ended December 31, 2009, were audited by other independent auditors who issued an Opinion on them dated January 21, 2010 with a paragraph of emphasis on the existence of a balance of R$ 137.3 million for tax credits originating from the Entity’s tax immunity case, arising from final judgment against which there is no further appeal, which, in accordance with the projections of its Management, will be able to be offset, in approximately 9 years, against taxes to be paid in subsequent years. Future realization of the asset is conditional upon continuation of the process of offsetting in relationship with the Federal Revenue Service, which was suspended in September 2005. If the said suspension is maintained, this could cause the Entity, at some point, to provision the asset. This asset guaranteeing actuarial reserves of the Entity was deducted in the calculation of the actuarial deficit of the sponsored subsidiaries, as required by CDM Decision 371/00. Consequently, if the provision is made for this amount, the proportional effect on the Company’s result will be R$ 17.9 million.

3.              On December 31, 2009, the indirectly jointly-controlled subsidiary Brasnorte Transmissora de Energia S.A. began its operations through obtaining of a term of provisional release for operation from November 27, 2009. Additionally, the indirectly jointly-controlled subsidiary Taesa Serviços Ltda. presents accumulated losses. Recovery of the amounts recorded in investments of the Company and in the consolidated property, plant and equipment, relating to the said subsidiaries, in the amounts of R$ 103.1 million and R$ 91.1 million, respectively, depend upon the success of their future operations, and these subsidiaries are dependent upon financial support from the stockholders and/or third parties until the operations become profitable. The consequent proportional effects on the company are R$ 33.3 million and R$ 29.4 million, respectively.

4.              The indirectly jointly-controlled subsidiary Madeira Energia S.A. – Mesa and its subsidiary have incurred expenses related to development of the project and construction of the Santo Antonio hydroelectric power plant which, in accordance with the financial projections prepared by its Management, should be absorbed by the revenues from the operations. The realization of the asset of consolidated PP&E constituted by the said expenditure, which on December 31, 2009 totaled R$ 2.918 billion, and the reversal of the uncovered liabilities in the amount of R$ 100.2 million, will take place as from the start of operations, scheduled for the second half of 2011. The consequent proportional effects on the Company are R$ 291.8 million and R$ 10.0 million, respectively.

10.5  The chief officer should indicate and comment on critical accounting policies adopted by the Company, exploring especially accounting estimates made by management on uncertain questions that are material for description of the financial situation and of the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, tax credits, long-duration assets, useful life of non-current assets, pension plans, adjustments for foreign currency conversion, costs of environmental recovery, criteria for tests of recovery of assets and financial instruments

The preparation of financial statements requires Management to use estimates for the posting of certain of transactions, which affect the Company’s assets and liabilities, revenues and expenses, and also the disclosure of information on data of their financial statements. The final results of those transactions and information, when they are actually carried out in subsequent periods, may be different from those estimates. The Company reviews the estimates and assumptions at least quarterly, except in relation to the Post-employment obligations, which are revised annually. The main estimates related to the financial statements refer to the recording of the effects arising from the Rationing Program, the General Agreement for the Electricity Sector, transactions in the Electricity Trading Chamber (“CCEE”), the Provision for doubtful credits, Non-controllable costs (CVA), Tax credits, Post-employment obligations, Depreciation, Provisions for contingencies, and Unbilled supply of electricity.

The costs, contributions and actuarial liabilities related to the supplementation of pensions and the other post-employment benefits are determined annually and recognized as obligations, and recorded on the basis of a valuation carried out by independent actuaries, using the Projected Unit Credit Method, for determination of the present value of the obligations, in accordance with CVM Decision 371/00. When the benefits of a plan are expanded the portion of the increase in the benefit relating to employees’ past service is recognized in the income statement in a linear manner during the average period up to when the benefits become acquired rights. If the criteria for paying these benefits are met immediately, the expense is recognized immediately in the income statement.

10.6  In relation to the internal controls adopted to ensure the preparation of reliable financial statements, the chief officers should comment on:

a)             the degree of efficiency of such controls, indicating any imperfections and measures taken to correct them

Cemig was certified in 2009, without reservations, in its Internal Controls of the Financial Statements, in relation to the business year of 2008, repeating the results obtained since the business year of 2006.

Annually, the Company’s Management, based on an analysis and review of the mapping of risks in the processes, documents and tests the effectiveness of the controls at the business process and entity levels, including the controls supported by information technology, in accordance with the rules of the Securities and Exchange Commission (SEC) and based on the criteria of the Public Company Accounting Oversight Board (PCAOB), of the Committee of Sponsoring Organizations of the Treadway Commission (Coso) and of the Control Objectives for Information and Related Technology (Cobit)

As well as meeting the requirements of the Sarbanes-Oxley Law (“SOX”), the activities related to Certification of Internal Controls contribute to the efficiency of the processes of risk management, control, and corporate governance. They are carried out and monitored systematically and permanently

For the certification of 2009, to be concluded in 2010, a link was established between the controls and the potentially significant accounting records; and the external auditors validated the design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements in the present financial year.

b)                           Deficiencies and recommendations on the internal controls present in the external auditor’s report

The report on deficiencies and recommendations on the internal controls has not yet been completed.

10.7              If the Company has made a public offer for distribution of securities, the chief officers should comment on:

a)                                     How the proceeds of the offering were used

b)                                     Whether there were material differences between the actual application of the proceeds and the proposals for application published in the prospectuses of the respective distribution

c)                                      If there were any differences, the reasons for them

Securities issued by Cemig

Debentures

In December 2001, Cemig made its first issue of non-convertible debentures, for public distribution, through which 62,500 unsecured debentures, without preference, were issued, with nominal unit value of R$ 10,000, in two series, each series being for a total amount of 31,250 debentures, the total amount of the issue being R$ 625 million. Those debentures had issue date of November 1, 2001, and the maturity of the debentures of the first series was initially scheduled for November 1, 2009, and that of the second series for November 1, 2011. The funds raised through their distribution were used for financing of generation, transmission and distribution undertakings, including projects involving partnerships with companies of the private sector, in accordance with Cemig’s program of generation and transmission works for the years of 2001 and 2002 and the first quarter of 2003; there was no discrepancy between the actual use of the proceeds and the proposal for their use published in the offering documents. The debentures of the first series were renegotiated on November 1, 2005, when the remuneratory interest was altered from IGP—M + 12.7% p.a. to CDI + 1.2% p.a. After the renegotiation, 71.5% of the debentures (equivalent to R$ 349.6 million) remained in circulation and the remaining 28.5% (equivalent to R$ 139.2 million) were redeemed by Cemig with funds from a bank loan. The debentures of the

2nd series were renegotiated on November 1, 2006, when the remuneratory interest was altered from IGP—M + 12.7% p.a. to 104% of the CDI rate. After the renegotiation 47.4% of the debentures (equivalent to R$ 238.8 million) remained in circulation and the remaining 52.6% (equivalent to R$ 265.3 million) were redeemed by Cemig with funds arising from a bank loan. Thus, after the respective renegotiations, 22,348 debentures of the first series and 14,804 debentures of the second series remained in circulation and the remaining 8,902 debentures of the first series and 16,446 debentures of the second series returned to Cemig’s treasury.

As part of the process of unbundling of Cemig, these debentures were exchanged for debentures of the first issue of Cemig GT, and as a result the first issue of debentures by Cemig was canceled.

In July 2002, Cemig carried out its second issue of debentures, for private distribution, destined for subscription by the State of Minas Gerais, as authorized by State Law 13954/01. In this issue 9,000 non-convertible, subordinated debentures were issued in an undetermined quantity up to the limit of R$ 90 million. The period of maturity of this issue is 25 years after the date of issuance of each series and the monetary updating is calculated by the IGP-M inflation index. These debentures do not carry interest. On September 30, 2002 the first series of 2,250 debentures was issued and on December 22, 2003, Cemig issued the second series, also of 2,250 debentures, each series being in the amount of R$ 22.5 million, resulting in a total of 4,500 debentures and R$ 45 million. The funds received by Cemig were applied in the construction and implementation of the Irapé hydroelectric power plant, as specified in the private instrument of commitment for subscription of debentures signed between the State and Cemig on September 10, 2001.

In March 2004 Cemig canceled the series of this issue that had not yet been placed, to carry out its third public issue of debentures and, on December 27, 2004 Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of Issue of Subordinated Debentures by Cemig, through which Cemig assigned to Cemig GT the rights and obligations arising from the second issue of debentures, the debt of which was entirely assumed by Cemig GT, and which shall be paid to the state of Minas Gerais in the form specified in the said Private Deed of Subordinated Debentures.

In July 2004 Cemig filed with the CVM a program of public issuance of unsecured, non-subordinated, non-convertible, nominal book-entry debentures with a period of up to 2 years, in the total amount of R$ 1.5 billion (“the Program”).

Under this Program, on July 19, 2004, Cemig made its third issue of debentures, for public distribution, in which 23,042 unsecured non-convertible debentures were issued, in a single series, with nominal unit value of R$ 10,000, totaling R$ 230.4 million, with issue date of June 1, 2004, and maturity on June 1, 2014. Proceeds from this distribution were used to advertise the debts of the Company contracted for realization of investments in distribution of electricity which became due in 2004; there was no difference between the actual use of the funds have a proposal for use published in the offering documents. As part of the process of unbundling of Cemig, the debentures of Cemig’s 3rd Issue were exchanged for debentures of the first issue of Cemig D, and as a result the 3rd issue of debentures by Cemig was canceled. The debentures were updated by the IGP-M and while they were in force entitled holders to annual interest at a fixed rate of 10.5% per year.

On December 28, 2004, Cemig made its fourth issue of debentures, for private distribution, in which 2,250 subordinated debentures not convertible into shares were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 22.5 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue did not carry interest and were subscribed solely by the State of Minas Gerais, as authorized by State Law 13954/01. The funds received by Cemig were applied in the construction and implementation of the Irapé hydroelectric power plant, as specified in the private instrument of commitment for subscription of debentures signed between the State and Cemig on September 10, 2001. On December 27, 2004, Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of Cemig’s Fourth Private Issue of Non-convertible Debentures Cemig, through which Cemig assigns to Cemig GT the rights and obligations arising from this issue, the debt of which was assumed in full by Cemig GT and will be settled, with the State of Minas Gerais, in the manner specified in the said Deed.

Also for the purposes of construction and operation of the Irapé hydroelectric power plant, on December 29, 2005 Cemig made its fifth debenture issue, for private distribution, through which 2,250 subordinated, non-convertible debentures were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 22.5 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue do not carry interest and were subscribed solely by the State of Minas Gerais, as authorized by State Law 13954/01. On December 29, 2005, Cemig and Cemig GT signed the Private Instrument of Assignment of Rights and Obligations arising from the Deed of the Fifth Private Issue of Non-convertible Debentures by Cemig, through which Cemig assigned to Cemig GT the rights and obligations arising from that issue, the debt of which was fully assumed by Cemig GT and shall be settled with the State of Minas Gerais in the form specified in that deed.

Also for the purposes of construction and operation of the Irapé hydroelectric power plant, on December 28, 2006 Cemig made its sixth debenture issue, for private distribution, through which 3,000 subordinated, non-convertible debentures were issued in a single series, with nominal unit value of R$ 10,000, totaling R$ 30 million, with maturity of 25 years and monetary updating by the IGP-M index. The debentures of this issue do not carry interest and were subscribed wholly by the State of Minas Gerais, as authorized by State Law 16512/06. Since the proceeds were to be applied in the Irapé power plant, on February 28, 2007 Cemig signed with Cemig GT the Private Instrument of Assignment of Rights and Obligations arising from the Deed of the Sixth Debenture Issue, for transfer of the proceeds and of the obligation for payment of the debt to Cemig GT.

The CRC Fund

On January 26, 2006, Cemig constituted the CRC Fund, made up of receivable rights under the CRC contract. The CRC Fund was constituted in the form of a closed condominium fund, through which 900 million senior units were offered, in a single series, with unit issue value of R$ 1.00, in the total amount of R$ 900 million, and redemption date scheduled for December 31, 2015. The totality of the senior units were subscribed and paid up by Banco Itaú S.A. and by Banco Bradesco S.A. The parameter for return on the senior units corresponds to 100% of the CDI rate, plus prefixed coupon interest of 1.7% per annum based on a year of 252 business days. These units will be amortized in 20 6-monthly payments over a period of 10 years. Further, since (i) the dates for 6-monthly payments of the senior units coincide with the dates on which Cemig pays its 6-monthly dividends; and (ii) the fourth Amendment to the CRC contract provides that 65% of the dividends payable by Cemig to the Government of the State, in each payment of dividends, shall be retained by Cemig and transferred automatically to the CRC fund, the units are automatically reimbursed on the said dates. If these dividends are not sufficient to provide a system of fixed payment on the senior units, Cemig, as co-guarantor, will contribute the amount necessary to make such payment.

In addition to the senior units, the CRC Fund issued 760,125,012 non-transferable subordinated units, each with unit issue value of R$ 1.00, with total value of approximately R$ 760.1 million and redemption date specified for June 30, 2035. These units were subscribed and paid up exclusively by Cemig. The subordinated units will be amortized using any excess of cash available in the CRC Fund or through its liquidation.

The CRC Fund was structured and distributed by Banco Itaú BBA S.A., lead manager, and Banco Bradesco S.A., and is administered by Intrag Distribuidora de Títulos e Valores Mobiliários Ltda., an affiliated company of Banco Itaú S.A.

On December 30, 2009 the value of the senior units, which have co-obligation by Cemig, was de R$ 951.0 million.

10.8.  Chief officers should describe the material items not evidenced in the financial statements of the Company, indicating:

a.              Assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

i.                                          Operational leasings, in the form of both assets and liabilities.

ii.                                       Portfolios of receivables written off on which the entity maintains risks and responsibilities, including respective liabilities.

iii.                                    Contracts for future purchase and sale of products or services.

iv.                                   Contract for construction that has not been terminated.

v.                                      Contracts for future receipts of financings.

Cemig and its subsidiaries have contractual obligations and commitments that include amortization of loans and financings, contracts with contractors for the construction of new projects, purchase of electricity from Itaipu and other sources, as shown in this table:

	2010	2011	2012	2013	2014	2015	2016 and after	Total
Loans and financings	4,279,693	1,316,993	1,566,306	1,366,438	1,122,930	585,573	1,055,014	11,292,947
Purchase of electricity from Itaipu	899,287	842,231	862,667	897,171	924,914	721,574	18,760,934	23,908,778
Transport of electricity from Itaipu	66,931	69,604	71,569	74,115	54,061	47,011	2,148,136	2,531,427
Purchase of electricity at auctions	1,964,019	2,215,465	2,915,810	2,839,548	2,164,928	2,261,944	36,745,773	51,107,487
Other electricity purchase contracts	561,334	787,553	1,063,658	1,765,463	2,152,869	1,919,096	75,597,796	83,847,769
Debt to pension plan – Forluz	81,655	70,355	66,086	43,094	45,680	48,421	548,225	903,516
Regulatory investments	630,766	630,766	630,766	157,691	–	–	–	2,049,989
“Light for Everyone” Program, Phase 2	498,856	–		–	–	–	–	498,856
Total	8,982,541	5,932,967	7,176,862	7,143,520	6,465,382	5,583,619	134,855,878	176,140,769

b. Other items not evidenced in the financial statements

•                  Future expenses on electricity purchases.

•                  Regulatory investments

10.9                        In relation to each one of the items not evidenced in the financial statements indicated in item 10.8, the chief officers should comment on:

a)              How such items changed or could change the revenue, expenses, operational result, financial expenses or other items of the financial statements of the Company.

b)              The nature and purpose of the transaction.

c)              The nature and amount of the obligations assumed and the rights generated in favor of the Company as a result of the transaction.

The items mentioned in the table contained in item 10.8, not yet registered in the Financial Statements, which will have an impact in the Balance Sheet and also in final profit/loss, arise basically from future contracts for purchase of electricity and regulatory investments.

In the case of future expenses on purchase of energy, the Company will record, simultaneously, an operational revenue as a function of the sale of this energy, when a margin of operational profit will be recorded as a function of these transactions.

In relation to the Regulatory investments, under the current regulatory framework in Brazil, they will be included by Aneel in the base of assets to be remunerated through the electricity tariff.

10.10.              The chief officers should indicate and comment on the principal elements of the Company’s business plan, specifically exploring the following topics:

a)  capital expenditure, including:

i)                    quantitative and qualitative description of the investments in progress and of the investments foreseen

ii)                Sources of financing of the investments

iii)            material disinvestments in progress and disinvestments planned

As well as the investments made by the wholly-owned subsidiaries of Cemig, Cemig D and Cemig GT, that are necessary not only to improve the efficiency of their electricity systems, to avoid risks of outages, overload of the system and exhaustion of equipment, and also to serve new consumers, eliminate environmental liabilities and need any demands required by Aneel, Cemig has also effected expenditure on acquisition of assets already constituted.

Over the next 3 years Cemig and it is wholly-owned subsidiaries, Cemig D and Cemig GT plan to invest approximately R$ 5.454 billion, as shown in this table:

R$ million

Activity	2010	2011	2012	Total

Basic Program (1)	800.7	953.2	1,062.0	2,816.0
Generation	132.8	61.4	84.0	278.2
Transmission	52.9	18.6	30.2	101.7
Distribution	614.3	873.0	945.5	2.432.8
Holding Co.	0.7	0.2	2.3	3.2

Light for Everyone Program (2)	827.7	0	0	827.7

Acquisitions	1,791.5	8.1	10.8	1,810.4
Terna Participações (3)	956.8	0	0	956.8
TBE (Acquisition of MDU)	117.3	0	0	117.3
TBE (Share repurchase)	6.4	8.1	10.8	25.3
Light	711.0	0	0	711.0

Overall total	3,419,9	961,3	1,072,8	5.454,1

(1)       Estimated amounts, and June 2010 prices, covering the basic investments to maintain the routines of the companies Cemig GT, Cemig D and Cemig.

(2)       Of this investment, R$ 451 million will be with made grants provided by the federal government and the State of Minas Gerais.

(3)       Assumes 100% acceptance of the public offering to purchase the free float.

The information in the table above reflects Cemig’s present expectations. The Company has no way of guaranteeing that its investment plan will be implemented in the way shown above, and changes may be made during the implementation. The Company expects to carry out the investments described above using its own funds, funds from Eletrobrás and from the State of Minas Gerais, and also funds from issuance of securities, and/or bank loans either for rollover of debt or guaranteed by commercial receivables.

10.11 Comment on the other factors that have materially influenced operational performance and which have not been identified or commented on in the other items of this section

All the factors of the 2009 business year which materially affected the operational performance of the company have been commented on and identified in the previous items of this section.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Sergio Alair Barroso

Age: 60

Profession: Economist

CPF: 609555898-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Corporate Governance Committee of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Light S.A.: Member of the Board of Directors.

Bunge

Cargill do Brasil

✓     Managed various units of the company not only in Brazil – in the South, Southeast and Center-West regions – but also in various countries such as Switzerland, the Netherlands, the United States and Venezuela.

✓     in April 1998, he became the first Brazilian to be appointed president of Cargill in Brazil.

•    Chairman of the Board of Directors of Fosfertil, Ultrafertil and Fertifos.

•    He works as a consultant and business partner in the areas of agribusiness, social responsibility and environmental investments.

•    He has participated in and continues to participate in various associations and entities:

✓     Brazilian Vegetable Oils Association (Abiove).

✓     International Vegetable Oils Association (IASC)

✓     Brazilian Food Association (ABIA)

✓     Council of the American Chamber of Commerce (Amcham)

✓     Council of the São Paulo State Industries Federation (Fiesp)

✓     Consultative Council of the Brazil-China Chamber of Commerce and Industry

✓     Council of Students in Free Enterprise (SIFE)

Economic Development Secretary of the State of Minas Gerais, since February 12, 2009. Chairman of the Board of Directors of Companhia Energética de Minas Gerais (Cemig), Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. since March 5, 2009.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.                                   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None.

ii.  Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.  Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9.  The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.               The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.              The person proposed has a relationship with the party that directly or indirectly controls the Company.

c                  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 information on a candidate for sitting member of the Board of Directors:

Name: Antônio Adriano Silva

Age: 66

Profession: Manager and advertising executive

CPF or passport number: 056.346.956-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8.  Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position:

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr.  Silva holds a business administration degree with a specialization in marketing.  He has worked for several private entities, including Mesbla S.A., Empresa Brasileira de Varejo S.A.–Embrava, Agência Jornalística Imagem, Associação Comercial de Minas, Asa Criação de Publicidade, and Coteminas.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.                         Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A.  and Cemig Distribuição S.A.

b.              Description of any of the following events that have taken place during the last 5 years:

i.                 Any criminal conviction: None

ii.             Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.         Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9.  The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.  Any manager of the Company

b.  (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.  (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.  (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.               The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.              The person proposed has no relationship with the party that directly or indirectly controls the Company.

c                  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for substitute member of the Board of Directors:

Name: Fernando Henrique Schüffner Neto

Age: 50

Profession: Engineer

CPF: 320008396-49

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is/will be a member of the Support and Finance Committees of the Board of Directors.

12.8.  Résumé containing the following data:

a.      Résumé, containing the following information:

i.      Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

– Companhia Energética de Minas Gerais – Cemig:

Superintendent of Distribution Coordination, Planning and Expansion, and Executive Coordination Superintendent of the Light for Everyone Program: April 1985 to January 2007;

Chief Distribution and Sales Officer: since January 2007;

Substitute Member of the Board of Directors: from 2002 to 2004 and since January 2007.

– Cemig Distribuição S.A.:

Chief Distribution and Sales Officer and Substitute Member of the Board of Directors: since January 2007.

– Cemig Geração e Transmissão S.A.:

Chief Officer and Substitute Member of the Board of Directors: since January 2007.

– Cemig Telecomunicações S.A.:

Member of the Board of Directors, since August 2005

– Companhia de Gás de Minas Gerais – Gasmig:

Member of the Board of Directors, since February 2007.

– Sociedade Mineira de Engenheiros:

Member of the Managing Council: since March 2005

– Cemig Employees Investment Club (CLIC):

President, from April 2002 to April 2005.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.         Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

– Companhia Energética de Minas Gerais – Cemig:

Superintendent of Distribution Coordination, Planning and Expansion, and Executive Coordination Superintendent of the Light for Everyone Program: April 1985 to January 2007;

Chief Distribution and Sales Officer: since January 2007;

Substitute Member of the Board of Directors: from 2002 to 2004 and since January 2007.

– Cemig Distribuição S.A.:

Chief Distribution and Sales Officer and Substitute Member of the Board of Directors: since January 2007.

– Cemig Geração e Transmissão S.A.:

Chief Officer and Substitute Member of the Board of Directors: since January 2007.

– Cemig Telecomunicações S.A.: Member of the Board of Directors, since August 2005

b. Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None.

ii.  Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9.   The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.              Any manager of the Company

b.              managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.              The person proposed is a member of the Board of Directors and an Executive Officer in a company directly or indirectly controlled by the Company.

b.              The person proposed has no relationship with the party that directly or indirectly controls the Company.

c      He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for substitute member of the Board of Directors:

Name: Adriano Magalhães Chaves

Age: 42

Profession: Electrical engineer

CPF or passport number: 086.051.928-79

Elected position to be held: Substitute member:

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8.  Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Chaves is Chairman of the Minas Gerais Integrated Development Institute (INDI), a member of the Energy Chamber of the Minas Gerais Commercial Association (ACMinas), and a member of the Managing Council of Sebrae. Born in 1967, he earned a degree in electrical engineering from PUC University of Minas Gerais in 1998, and completed post-graduation in Project Management at the Technological Education Institute (IETEC) in 2001, with MBA from Newton Paiva University in 2005. He lives in Belo Horizonte.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Project manager at Companhia Energética de Minas Gerais – Cemig.

Sitting member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.  Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None

ii.  Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.  Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9.  The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.      Any manager of the Company

b.         managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.          managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.         managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed is INDI’s president, organization that has a relationship with the party that directly or indirectly controls the Company.

c.  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6  Information on a candidate for sitting member of the Board of Directors:

Name: Aécio Ferreira da Cunha

Age: 83

Profession: Lawyer

CPF: 000261231-34

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated will be a member of the Board of Directors Support Committee.

12.8.  Résumé containing the following data:

a.  Résumé, containing the following information:

i.  Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Aécio Ferreira da Cunha: Born in 1927, Mr. da Cunha serves on the Board of Directors of the state-controlled generation company Furnas, which he joined in 1993. He was Chairman of the Brazilian Development Bank (BNDES) in 1993, an elected state congressman from 1955 to 1962, a federal congressman for eight terms (1963-1987), and Cabinet Secretary at the Minas Gerais Department of Trade and Industry.

Appointed to the Federal Audit Board in 1988, he decided not to take up the post. He has a law degree from the Universidade do Brasil of Rio de Janeiro (1951), and a diploma from the Escola Superior de Guerra (1973). He currently has farming interests in the North of Minas Gerais.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.           Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He was a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.              Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii.   Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

iii.  Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9.   The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.      Any manager of the Company

b.       (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.   The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.   The person proposed has a relationship with the party that directly or indirectly controls the Company.

c    Does not have any relationship with a supplier, client, debtor or creditor of the Company, nor of any subsidiary nor the controlling stockholder of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for sitting member of the Audit Board:

Name: Arcângelo Eustáquio Torres Queiroz

Age: 44

Profession: Technical Administrator

CPF or passport number: 539.109.746-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Employee

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8.  Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Queiroz has been with Cemig since 1988, and is a Visual Communication Specialist and Technical Administrator. He is currently Director of Sindieletro – the Minas Gerais Electricity Industry Workers’ Union; a member of Cemig’s Integrated Health Administration Committee (Prosaúde), and a member of Cemig’s Careers and Remuneration Committee. He was born in 1966 and graduated in History from UNIBH University, Minas Gerais in 1992. He lives in Belo Horizonte.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig Distribuição S.A. – Administrative technical staff

Sitting member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.  Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.  Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9.   The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.         Any manager of the Company

b.         (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.          (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.         (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.   The person proposed is employed and a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.   The person proposed has no relationship with the party that directly or indirectly controls the Company.

c   He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6  Information on a candidate for substitute member of the Board of Directors:

Name: Luiz Antônio Athayde Vasconcelos

Age: 56

Profession: Economist

CPF: 194921896-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Vasconcelos was born in 01/14/1954, has a degree in economics from PUC University of Minas Gerais, with specialization in financial management from the João Pinheiro Foundation.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.  Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9.  The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              managers of the Company and (ii) managers of companies that directly or indirectly control the Company

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed has a relationship with the party that directly or indirectly controls the Company.

c      He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D by the Controlling Stockholders

12.6  information on a candidate for sitting member of the Board of Directors:

Name: João Camilo Penna

Age: 84

Profession: Engineer

CPF or passport number: 000.976.836-04

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Strategy and Human Resources Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Penna earned his degree in engineering in 1948 from Minas Gerais Federal University (UFMG). He was a works engineer with CVRD from January 1949 to April 1951; Planning and Works Officer at CEMIG from May 1951 to March 1961; and Technical Director of CEMIG from March 1961 to March 1967. He was Chairman of CEMIG from March 1967 to March 1975. He served as Finance Secretary of Minas Gerais State in the governments of Aureliano Chaves and Oznam Coelho from March 1975 to March 1979, as Brazil’s Trade and Industry Minister in the Figueiredo government from March 1979 to August 1984, and was Chairman of Furnas Centrais Elétricas from May 1985 to August 1989. During these same periods he was interim Administration Secretary of Minas Gerais State, a Member of the National Monetary Council (CMN), member of the Board of Directors of Eletrobrás, Vice-Chairman of the Brazilian Technical Standards Association, Director of the Large Dams Committee, and of the Brazilian Group for the World Energy Conference.

From 1990 he was a consultant and member of boards of organizations such as Mannesmann, the Dom Cabral Foundation, Copersucar, Companhia Siderúrgica do Pará, Companhia Força e Luz Cataguazes Leopoldina, Biobrás, Copasa, and the Minas Gerais Industries’ Federation (Fiemg). From 1984 to 1992 he was a member of the Board of Directors of Itaipu Binacional, and Chairman of the Board of the Horizontes Institute at Atech–Sivam. At Coopers and Lybrand, he was president of the Supervision Committee of the Brazilian Industry Competitiveness Study. In 2002 he was Consultant in the preparation of the study “Minas Gerais in the 21st Century”, an initiative of the Minas Gerais Development Bank (BDMG); and President of the organization “Economy and Energy – E&E”.

He was a member of the President of the Republic’s Ethics Committee, from September 2000 to March 2005, and from April 2004 to April 2005 was a member of the Public Ethics Committee of the Minas Gerais State government.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group

II.         Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig: Member of the Board of Directors.

Principal activity of the company: Electricity.

 Eletrobrás.  Member of the Consultative Council.

Individual consultant.

Principal activity: Ethanol and International trade.

Companhia Siderúrgica Mannesmann:  Member of the Board of Directors.

b.  Description of any of the following events that have taken place during the last 5 years:

i.  Any criminal conviction: None

ii.  Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii.         Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9.   The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed has no relationship with the party that directly or indirectly controls the Company.

c.     He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Djalma Bastos de Morais

Age: 73

Profession: Engineer

CPF or passport number: 006.633.526-49

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Corporate Governance Committee of the Board of Directors.

12.8.  Résumé containing the following data:

a. Résumé, containing the following information:

i.                 Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Minister of Communications

Interim: December 12, 1993 to January 1994

Appointed – January 1994 to January 1995

Petrobras Distribuidora S.A.

Vice-president – 1995 to 1998

GASMIG

Chairman of the Board – since January 29, 1999

Chief Executive Officer – from January 29, 1999 to December 15, 2004

Cemig – Companhia Energética de Minas Gerais

Chief Executive Officer – since January 14, 1999

Vice-Chairman of the Board – since January 1, 1999

Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chief Executive Officer – since September 8, 2004

Vice-Chairman of the Board – since December 13, 2004

Light S.A.

Member of the Board of Directors – since August 10, 2006

Transmissora do Atlântico de Energia Elétrica S.A. – TAESA

Member of the Board of Directors – from 11/04/09 to 12/28/09

Transmissora Aliança de Energia Elétrica S.A.

Chairman of the Board of Directors – since November 4, 2009

II.           Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Petrobras Distribuidora S.A.

Vice-president – 1995 to 1998

Cemig - Companhia Energética de Minas Gerais.

Chief Executive Officer – since 14-01-99

Vice-Chairman of the Board of Directors – since January 14, 2009

Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

Chief Executive Officer – since September 8, 2004

Vice-Chairman of the Board of Directors – since December 13, 2004

Light S.A.:  Member of the Board of Directors – since August 10, 2006

Transmissora Aliança de Energia Elétrica S.A.

Chairman of the Board of Directors – since November 4, 2009

Commercial operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors and an Executive Officer in a company directly or indirectly controlled by the Company.

b.     The person proposed has no relationship with the party that directly or indirectly controls the Company.

c      He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Francelino Pereira dos Santos

Age: 88

Profession: lawyer

CPF or passport number: 000.115.841-49

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Audit and Risks Committee of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Santos earned a law degree from the Law School of the Federal University of Minas Gerais in 1949. Mr. Santos was a Minas Gerais state senator from 1995 to 2002 and the Governor of Minas Gerais from 1979 to 1983. He also was a congressional representative for four successive terms from 1963 to 1979 and alderman for the city of Belo Horizonte from 1951 to 1954. From 1961 to 1966 he was Chief of Cabinet of the Minas Gerais State Secretary of Internal Affairs and Justice, Chief of the Minas Gerais State General Management Department and Chief Counselor for Municipalities Affairs of the Cabinet of the Governor. From 1985 to 1990, he was vice-president of management of Banco do Brasil S.A. and the chief executive officer of Acesita from October 1983 to August 1984. Mr. Santos was also a professor and director of the Municipal Accounting High School in Belo Horizonte from 1955 to 1959.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.                                   Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.               (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.              (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.               (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed has no relationship with the party that directly or indirectly controls the Company.

c      He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Franklin Moreira Gonçalves

Age: 39

Profession: Industrial technologist

CPF or passport number: 754.988.556-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support Committee and the Human Resources Committee of the Board of Directors.

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Gonçalves was born in 10/12/1970, lives in Belo Horizonte, is an industrial technologist and has a degree in data processing from Unicentro Newton Paiva.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.            Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Cemig Geração e Transmissão S.A. – Technical Electrical System Operation

Substitute member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is employed and a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed has no relationship with the party that directly or indirectly controls the Company.

c      He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Board of Directors:

Name: Guilherme Horta Gonçalves Junior

Age: 57

Profession: Economist

CPF: 266078757-34

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Gonçalves Junior has a degree in economics from the Bennet Institute Economics School of Rio de Janeiro, and a Postgraduate degree from the Getúlio Vargas Foundation.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.           Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None.

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d. managers of the Company and (ii) managers of companies that directly or indirectly control the Company

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name: Lauro Sérgio Vasconcelos David

Age: 42

Profession: Company manager

CPF or passport number: 603.695.316-04

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Superintendent

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Human Resources, Strategy, Audit and Risks, and Finance Committees of the Board of Directors.

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Vasconcelos has a degree in Business Administration from Champagnat (1990) with Postgraduation in Financial Administration from the Dom Cabral Foundation, and a specialization course in Controller’s Department and Finance from FACE of the Minas Gerais Federal University. He concluded a master’s course in Business Management with Amana-Key in 1998. At Cemig, he was Financial Programming and Control Manager (1993-1998), Budgeting and Costs Manager (1999-2005), and Superintendent of Corporate Control and Management (May 2005). In his career with Cemig he participated in the following projects:

•                  Implementation of the Balanced Scorecard Project at Cemig (2003), as Coordinator of the Finances and Holdings Department (DFN).

•                  Cemig’s Organizational Restructuring Project, as representative of the Financial Control and Programming Department (FN), in 2001.

•                  Executive Secretary of the Budget Prioritization Committee (CPO), from 1998 to 2005.

•                  Member of the Union Negotiation Committee (since 2003).

•                  Financial Director of the Cemig Employees’ Investment Club (CLIC), from 2001-2005.

•                  Chairman of the Club (since April 2005).

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.            Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Companhia Energética de Minas Gerais:

Superintendent of Controller’s Department and Management, and member of the Board of Directors

Cemig Telecomunicações S.A.:

Member of the Board of Directors.

Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A..:

Substitute member of the Board of Directors

b. Description of any of the following events that have taken place during the last 5 years:

I.             Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.               (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.              (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.               (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b. The person proposed does not have a relationship with the party that directly or indirectly controls the Company.

c. He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name: Marco Antonio Rodrigues da Cunha

Age: 55

Profession: Engineer

CPF or passport number: 292.581.976-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: Chief Officer

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is/will be a member of the Support and Strategy Committees of the Board of Directors.

12.8. Résumé containing the following data:

a.     Résumé, containing the following information:

I.     Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

•                  Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT since Jan.07.

•                  Cemig Capim Branco Energia S.A. : Director

•                  Central Termelétrica de Cogeração: Director

•                  Sá Carvalho S.A. – CEO

•                  Rosal Energia S.A. – CEO

•                  Cemig Serviços S.A. – Administrative Director

•                  Cemig Telecom S.A. (formerly Infovias S.A.) – Technical Director

•                  Central Hidrelétrica Pai Joaquim S.A. – Vice-chairman of the Board of Directors

•                  Member of the Board of Directors of Cemig, since 2003 up to the present.

•                  Member of the Board of Directors of Cemig D and Cemig GT

•                  Member of the Board of Directors of Taesa, since September 2009.

•                  Member of the Board of Directors of Gasmig (Companhia de Gás de Minas Gerais)

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

• Chief Corporate Management Officer of Cemig, Cemig D and Cemig GT since Jan.2007.

• Cemig Telecom S.A. (formerly Infovias S.A.) – Technical Director

• Member of the Board of Directors of Cemig, since 2003 up to the present.

• Member of the Board of Directors of Cemig D and Cemig GT

• Member of the Board of Directors of Taesa, since September 2009.

b. Description of any of the following events that have taken place during the last 5 years:

I. Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed does not have a relationship with the party that directly or indirectly controls the Company.

c.     He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for sitting member of the Board of Directors:

Name Maria Estela Kubitschek Lopes

Age: 67

Profession:

CPF or passport number: 092.504.987-56

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person nominated is not and will not be a member of the Committees of the Board of Directors.

12.8. Résumé containing the following data:

a.              Résumé, containing the following information:

I.                Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mrs. Lopes holds a degree in architecture and is an interior designer and entrepreneur. She is a managing partner of DF Consultores Ltda. and of Santa Júlia Importação, Exportação e Participações. Mrs. Lopes is also the adviser to the president of the Municipal Theater Foundation of the City of Rio de Janeiro, to the president of the Friends of the State of Rio de Janeiro—AME-RIO and to the president of the board of Casa Santa Ignez (a philanthropic association responsible for the nourishment and education of children and aid to low-income families in the Rocinha neighborhood in Rio de Janeiro). She was one of the founders of Memorial JK, an organization founded in the memory of Juscelino Kubitschek de Oliveira (former President of Brazil), and served as its vice-president from September 1981 to May 2000 and as acting president since October 2000. Mrs. Lopes has also served as president of the council of the Cultural Institute Cesgranrio, vice-president of the council of the Women’s Bank, president of the Beneficent Institutions of the State of Rio de Janeiro and a member of the council of Casa das Palmeiras, a cultural institution. Mrs. Lopes has received several cultural and social merit awards.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

ii.            Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.             Description of any of the following events that have taken place during the last 5 years:

I. Any criminal conviction: none

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: none

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: none

12.9.       The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.               The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.              The person proposed has no relationship with the party that directly or indirectly controls the Company.

c.     He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig indicated by the controlling stockholder

12.6. Information on a candidate for substitute member of the Board of Directors:

Name Paulo Sérgio Machado Ribeiro

Age: 49

Profession: Engineer

CPF or passport number: 428.576.006-15

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 3 years

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.7.  Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the Bylaws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

The person indicated is/will be a member of the Support, Strategy and Human Resources Committees of the Board of Directors.

12.8.  Résumé containing the following data:

a.              Résumé, containing the following information:

I.                Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position:

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Undersecretary of Mining and Metals Development of the State of Minas Gerais

National Mineral Production Department, State of Minas Gerais: Specialist in mining resources

General Manager, Vale S.A.

Substitute Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

ii.  Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

General Manager, Vale S.A.

Substitute Member of the Board of Directors of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.             Description of any of the following events that have taken place during the last 5 years:

I. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.     The person proposed is a member of the Board of Directors in a company directly or indirectly controlled by the Company.

b.     The person proposed has no relationship with the party that directly or indirectly controls the Company.

c.     He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Audit Board:

Name: Aliomar Silva Lima

Age: 56

Profession: Economist

CPF or passport number: 131.654.456-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Resume containing the following data:

a. Resume, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Economist specializing in management of electricity companies with degree from Paraná Federal University; degree in capital markets from Ibmec; Lecturer in various disciplines related to finance in courses in Business Administration at the PUC University of Minas Gerais; substitute member of the Audit Board of Light S.A., Cemig, Cemig D, Cemig GT and Gasmig, and member of the Audit Board of Cemig Telecom.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity and telecommunications, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Light S.A., Cemig Telecomunicações S.A., Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A

b. Description of any of the following events that have taken place during the last 5 years:

i.                 Any criminal conviction: None

ii.             Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

iii.         Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

e.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d.              (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10.  Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.               The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b.              The person proposed has no relationship with the party that directly or indirectly controls the Company.

c                  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Audit Board:

Name: Ari Barcelos da Silva

Age: 68

Profession: Company Manager

CPF or passport number: 006124137-72

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Barcelos has a degree in Business Management and Accounting. He has worked at Eletrobrás, Eletronuclear, Chesf, Cemar and Eletrosul.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.           Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Light S.A., Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b.              Description of any of the following events that have taken place during the last 5 years:

i.                 Any criminal conviction: None.

Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None.

Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9.                     The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

e.               Any manager of the Company

a.               (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.              (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.               (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a.               The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b.              The person proposed has no relationship with the party that directly or indirectly controls the Company.

c                  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Aristóteles Luiz Menezes Vasconcellos Drummond

Age: 65

Profession: Journalist

CPF or passport number: 026.939.257-20

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a.              Résumé, containing the following information:

i.                 Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Member of the Board of Directors of CEMAT – MT.

Member of the Audit Board of Light S.A.

Director of Trad. Ass. e Consultoria

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.            Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Light S.A.

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company.

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c.               (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii)

parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for substitute member of the Audit Board:

Name: Marcus Eolo de Lamounier Bicalho

Age: 69

Profession: Economist

CPF or passport number: 001909696-87

Elected position to be held: Substitute member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a.              Résumé, containing the following information:

i.                 Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Mr. Lamounier Bicalho has a degree in Economics from Minas Gerais Federal University, and works in the Economic Development Department of the State of Minas Gerais.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II. Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

He is a member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.                 Any criminal conviction: None

ii.             Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None.

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a.               Any manager of the Company

b.              (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has a relationship with the party that directly or indirectly controls the Company.

c He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Luiz Guaritá Neto

Age: 55

Profession: Civil Engineer

CPF or passport number: 289.118.816-00

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a. Résumé, containing the following information:

i. Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Director – RCG Engenharia e Empreendimentos Ltda.

Director – Jaguara Shoppings

Director – 7 Estrelas Agropecuária

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.    Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i. Any criminal conviction: None

ii. Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

a. Any manager of the Company

b. (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

c. (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

d. (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

Reference Form: Items 12.6 to 12.10 – Information on the candidates for membership of the Board of Directors and the Audit Board of Cemig D indicated by the Controlling Stockholder

12.6 Information on a candidate for sitting member of the Audit Board:

Name: Thales de Souza Ramos Filho

Age: 70

Profession: Doctor

CPF or passport number: 003.734.436-68

Elected position to be held: Sitting Member

Date of Convocation of the General Meeting of Stockholders for election: April 29, 2010

Expected date of taking office: April 29, 2010

Period of office: 1 year

Other positions or functions held or exercised in the Company: None

Whether was elected by the controlling stockholder or not: Yes

12.8. Résumé containing the following data:

a.              Résumé, containing the following information:

i.                 Principal professional experience in the last 5 years, indicating:

Name of company:

Positions and functions inherent to the position

Principal activity of the company in which such experiences took place, highlighting the companies or organizations that are part of (i) the Company’s economic group, or of (2) any party directly or indirectly holding 5% or more of a single class or type of the Company’s securities.

Director of Hospital Dr. João Felício Ltda. (City of Juiz de Fora, Minas Gerais, Brazil)

Partner: Zenite Empreendimentos

Operation of activities related to the energy sector, namely generation, transmission, distribution and trading of electricity, through companies of the Cemig group.

II.            Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM

Member of the Audit Board of Companhia Energética de Minas Gerais, Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

b. Description of any of the following events that have taken place during the last 5 years:

i.                 Any criminal conviction: None

ii.             Any condemnation in an administrative proceeding of the CVM, and the penalties applied: None

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity: None

12.9. The person does not have any relationship of spouse, stable union or parental relationship up to the second degree with any of the following:

Any manager of the Company

a.               (i) managers of the Company and (ii) managers of any of the Company’s directly or indirectly controlled subsidiaries.

b.              (i) managers of the Company or of its directly or indirectly controlled subsidiaries and (ii) parties that directly or indirectly control the Company.

c.               (i) managers of the Company and (ii) managers of companies that directly or indirectly control the Company.

12.10. Relationships of subordination, provision of service or control maintained, in the last 3 business years, between the proposed manager of the Company and:

a. The person proposed is a member of the Audit Board in a company directly or indirectly controlled by the Company.

b. The person proposed has no relationship with the party that directly or indirectly controls the Company.

c  He does not have any relationship with a supplier, client, debtor or creditor of the Company, of its subsidiary, or holding companies or controlling stockholders of any such party.

APPENDIX 6

13.1.                     Describe the policy or practice for the remuneration of the Board of Directors, of the Chief Officers or non-statutory directors, the Audit Board, the statutory committees and the audit, risk, finance and remuneration committees, dealing with the following aspects:

The practice for remuneration of the Board of Directors, the statutory directors and the Audit Board is decided by approval, at the Annual General Meeting, of stockholders of a global annual value for this remuneration, which includes all the amounts contained in these remunerations, which are paid as fees. The form of payment of the amounts is also described in this approval. When proposed, any adjustments must be approved by the General Meeting of Stockholders.

There is no remuneration paid by any direct or indirect subsidiary, jointly-controlled subsidiary or parent company.

There is no remuneration or benefit linked to the occurrence of a specified corporate event, such as the sale of stockholding control of the Company.

13.2.                     In relation to the remuneration recognized in the income statement of the last 3 business year, and that expected for the current business year, for the Board of Directors, Chief Officers or non-statutory directors, Audit Board, statutory committees and the audit, risk, finance and remuneration committees, please provide a table with the following content:

a. Body	Executive Board (Statutory)
b. Number of members:	9
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	2,522,421.40
Direct and indirect benefits	–
Remuneration for participation in committees	–
Others	105,120.66
c2. Variable remuneration
Bonus	–
Profit shares	626,195.51
Remuneration for participation in committees	–
Commissions	–
Others	–
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on a shares	None
d. Amount of the remuneration	2,522,421.40
e. Total of the remuneration	3,253,737.57

a. Body	Board of Directors
b. Number of members:	14
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	806,263.11
Direct and indirect benefits	–
Remuneration for participation in committees	–
c2. Variable remuneration
Bonus	–
Profit shares	172,720.84
Remuneration for participation in committees	–
Commissions	–
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on a shares	None
d. Amount of the remuneration	806,263.11
e. Total of the remuneration	978,983.95

a. Body	Audit Board
b. Number of members:	5
c1. Annual fixed remuneration
Salary or “pro-labore” (fees)	156,474.70
Direct and indirect benefits	–
Remuneration for participation in committees	–
c2. Variable remuneration
Bonus	–
Profit shares	–
Remuneration for participation in committees	–
Commissions	–
c3. Post-employment benefits	None
c4. Benefits motivated by ceasing to exercise the position	None
c4. Remuneration based on shares	None
d. Amount of the remuneration	156,474.70
e. Total of the remuneration	156,474.70

13.3.                     In relation to the variable remuneration of the last 3 business years, and that expected for the current business year, of the Board of Directors, statutory directors and the Audit Board, please provide a table with the following content:

The payment of profit shares is carried out in corporate form and on the same basis as the employees, and linked to corporate performance indicators that are negotiated with the unions.

13.4.                     In relation to the share-based remuneration plan of the Board of Directors and of the statutory directors that was in effect in the last business year and specified for the current business year, please describe:

Does not exist.

13.5.                     Please state the number of shares or share units and other securities convertible into shares or share units issued by the Company, its direct or indirect controlling stockholders, or its subsidiaries or jointly-controlled subsidiaries, that were directly or indirectly held, in Brazil or outside Brazil, by members of the Board of Directors, by the statutory directors, or by members of the Audit Board, grouped by body, on the closing date of the last business year.

13.5        Number of shares and convertible securities issued by Cemig and its subsidiaries held by members of the Board of Directors, Audit Board and Executive Board – for each body.

	Cemig			Light		Taesa
	Shares			Shares		Shares
	issued		Convertible	issued	Convertible	issued		Convertible
Body	ON	PN	amounts	ON	amounts	ON	PN	amounts

Executive Board	9	436	0	2	0	3	0	0
Board of Directors	7902	438	0	2	0	2	0	0
Audit Board	0	0	0	0	0	0	0	0

13.6. to 13.9 – Not applicable

13.10                 In relation to the pension plans currently in effect of which the members of the Board of Directors and/or statutory directors are beneficiaries, please provide the following information in the form of a table:

Participation in the complimentary pension plan of Forluz is open to all the members, within the rules established by the plan.

13.11                 In the form of a table, indicate, for the last 3 business years, for the Board of Directors, the statutory directors and the Audit Board:

Figures in R$			2009
	General data	Number of members	14
		Lowest individual remuneration	4,736
Board of Directors
	Monthly remuneration	Highest individual remuneration	4,736
		Average individual remuneration	4,736

Figures in R$			2009
	General data	Number of members	5
		Lowest individual remuneration	2,368
Audit Board
	Monthly remuneration	Highest individual remuneration	2,368
		Average individual remuneration	2,368

Figures in R$			2009
	General data	Number of members	9
		Lowest individual remuneration	23,148
Executive Board
	Monthly remuneration	Highest individual remuneration	27,901
		Average individual remuneration	23,676

13.12                 Describe the contractual arrangements, insurance policies or other instruments that structure mechanisms of remuneration or indemnity for the managers in the event of removal from office or retirement, indicating what the financial consequences are for the Company.

None. The only insurance that exists is life insurance.

13.13                 In relation to the last 3 business years, indicate the percentage of the total remuneration of each body that was recognized in the income statement of the Company, in relation to the members of the Board of Directors, the statutory directors, and the members of the Audit Board who are parties related to the direct or indirect controlling stockholders, as defined in the accounting rules that deal with the subject.

Executive Board: 0%

Board of Directors: 21%

Audit Board: 10%

13.14                 In relation to the last 3 business years, indicate the amounts recognized in the income statement of the Company as remuneration of the members of the Board of Directors, the statutory directors and/or the members of the Audit Board, grouped by body, for any reason other than that of the function they occupy, such as, for example, commissions or consultancy or advisory services provided.

None. Only the fees.

13.15.              In relation to the last 3 business years, indicate the amounts recognized in the income statement of companies that are direct or indirect controlling stockholders, companies under common control or subsidiaries of the Company, as remuneration of the members of the Company’s Board of Directors, statutory directors, or members of the Audit Board, grouped by body, specifying under what heading such amounts were attributed to the said individuals.

	Remunerated, directly or indirectly, by controlling stockholders of the Company, jointly-controlled subsidiaries or subsidiaries of the Company.	Specification of the title relating to the remuneration attributed to the respective members mentioned.

Board of Directors	2 Sitting Members and 4 Substitute Members	They are government employees or they assume positions of trust in companies of the State.

Audit Board	1 Substitute Member	They are government employees or they assume positions of trust in companies of the State.

Executive Board	No members	Not applicable.

13.16. Supply any other information that the Company considers to be relevant.

None.